# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

[redacted]

02030571

REGISTRANT'S NAME Ames Group

*CURRENT ADDRESS ______________________

**FORMER NAME ______________________

PROCESSED
APR 16 2002
THOMSON
FINANCIAL

**NEW ADDRESS ______________________

FILE NO. 82- 1544 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

*INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:*

| | | | |
|---|---|---|---|
| *12G3-2B (INITIAL FILING)* | ☐ | *AR/S (ANNUAL REPORT)* | ☑ |
| *12G32BR (REINSTATEMENT)* | ☐ | *SUPPL (OTHER)* | ☐ |
| *DEF 14A (PROXY)* | ☐ | | |

*OICF/BY:* dlw

*DATE :* 3/28/02

82-1544

Amer Group

ANNUAL REPORT 2001



12-31-01

AMER SPORTS

# CONTENTS



# FINANCIAL CALENDAR

| | |
|---|---|
| Results for 2001 | 7 February 2002 |
| Annual Report published | Week 10 |
| Interim Reports in 2002 for | |
| January - March | 7 May 2002 |
| January - June | 6 August 2002 |
| January – September | 5 November 2002 |

Available in both English and Finnish, the reports can be ordered


by writing to: Amer Group Plc
Communications Department
P.O. Box 130
FIN-00601 Helsinki
Finland

by telephone: +358 9 7257 800
+358 9 7257 8309 (Communications)

by facsimile: +358 9 7257 8200
+358 9 791 385 (Communications)

or by e-mail: amer.communications@amersports.com


The annual and interim reports as well as press releases published since 1997 can be accessed on Amer's website at http://www.amersports.com.

# THE YEAR IN BRIEF

- Although 2001 was a very challenging year for the sports equipment industry, Amer Group's businesses continued to make good progress. Amer Group is one of the most profitable sports equipment companies in the world.

- The largest increases in operating profits were reported in the Winter Sports and Team Sports Divisions with both making record profits. Suunto also made rapid progress during the year. The Golf Division, however, was not able to achieve its targets and reported a loss.

- The fastest growing product categories were wristop computers (39%), diving instruments (25%), alpine boots (56%), baseball and softball bats (20%) and volleyballs (30%).

- The Board of Directors will propose to the Annual General Meeting that a dividend of EUR 1.10 per share be paid for the 2001 financial year. 2000's dividend was EUR 1.00 a share.

- During the summer, Amer Group adopted a new marketing name, Amer Sports, to be used in corporate marketing and advertising.



1
2
3
4
5
6
7


**NET SALES 2001**
1 Racquet Sports 24%
2 Golf 21%
3 Team Sports 19%
4 Winter Sports 18%
5 Sports Instruments 8%
6 Tobacco 9%
7 Sold operations 1%



1
2
3
4
5
6


**NET SALES 2001**
1 North America 51%
2 Finland 11%
3 Rest of Europe 25%
4 Japan 6%
5 Asia Pacific 3%
6 Other 4%

| KEY INDICATORS | 2001 | 2000 | Change |
|---|---|---|---|
| EUR million | | | |
| Net sales | 1,099.8 | 1,086.6 | 1% |
| Operating profit | 98.6 | 94.9 | 4% |
| % of net sales | 9.0 | 8.7 | |
| Profit before extraordinary items | 89.3 | 77.5 | |
| Earnings per share, EUR | 2.90 | 2.70 | |
| Return on capital employed (ROCE), % | 17.0 | 16.1 | |
| Return on shareholders' equity (ROE), % | 15.6 | 16.1 | |
| Equity ratio, % | 50.7 | 47.4 | |
| Personnel at year end | 3,734 | 4,327 | |

Calculation of key indicators, see page 45

# VISION, STRATEGY AND VALUES

## VISION

**TO BE THE NO. 1 SPORTS EQUIPMENT COMPANY IN THE WORLD.**

- Our brands and products are well known and recognised all over the world.
- Our products utilise the most advanced technology in their field.
- Amer Sports is one of the most profitable sports equipment companies in the world.
- Our company is a blue-chip investment and we seek to increase shareholder value.
- We employ talented and dedicated people.

## STRATEGY

**◦ Global brands**

Amer Sports' operations are based on strong, reliable global consumer brands, of which the best known are Wilson, Atomic and Suunto.

**◦ Portfolio of sports**

Its wide range of sports makes Amer Sports a major year round full-service supplier and promotes the establishment of lasting business contacts with the trade. Our wide range of sports and global presence across all markets also gives balance to Amer Sports' businesses.

**◦ Game improvement products for active sports participants**

In all our selected sports we are specialists. We invest strongly in R&D and introduce technologically advanced game improvement products targeted primarily at active sports participants. While product development is based on consumer needs, top athletes' expertise and experience also plays a crucial role in R&D. Increasing use of the Internet makes it possible for us to have direct contact and dialogue with active sports participants, enabling us to exploit their feedback for R&D and marketing purposes.

**◦ Customer service and supply chain management**

The cornerstone of our customer service is an integrated and transparent supply chain, which ensures high-quality service to our customers in all product categories and all markets. Our enhanced supply chain management also allows us to control our costs and improve working capital usage.

E-commerce applications are essential tools in building partnerships both with the trade and our suppliers.

**Wilson** is one of the world's leading manufacturers of racquet sports, golf and team sports equipment. In racquet sports the core categories are tennis, squash and badminton and in team sports American football, baseball, basketball and volleyball.

**Atomic** is one of the world's leading manufacturers of winter sports equipment for alpine skiing, cross-country skiing and snowboarding.

**Suunto** is the world's leading manufacturer of sports instruments, such as wristop computers, diving instruments and compasses. The company's new focus is on sports-specific game improvement instruments.

# FINANCIAL TARGETS

**WE HAVE SET THE FOLLOWING FINANCIAL TARGETS FOR OUR OPERATIONS UNTIL 2004:**

**◦ Growth: average growth in net sales 10%**
Our objective is to increase net sales at an average annual growth rate of at least 10%. Although we intend this to be primarily organic growth, we will also consider acquisitions, which are in line with our corporate strategy. In coming years, the strongest growth is expected in sports equipment and instruments which exploit new information technology.

**◦ Profitability: operating profit 10% of net sales**
Our annual target for operating profit is 10% of net sales. It is also our objective that Amer's profitability be on a par with the other leading sports equipment companies worldwide.

**◦ Return on capital: return on capital employed 20%**
We have set a return on capital employed (ROCE) target of 20%. Again it is our objective that Amer's return on capital employed be on a par with the other leading sports equipment companies worldwide.

**Equity ratio and dividend policy**
Our objective is to maintain the equity ratio at a minimum of 40%. Our aim is for the Company to be viewed as a serious, competitive investment, increasing shareholder value through a combination of dividends and share price performance. We pursue a progressive dividend policy reflecting the Company's results. The objective is to distribute a dividend of at least one third of annual net profits.



## VALUES

**Determined to win**
Good performance is our core value. Financial success enables a continuous development of our brands and products. Determination to win encourages a strong work ethic and high quality performance.

**Team spirit**
We believe in team spirit and teamwork. We want our team to consist of strong individuals who support our common goals.

**Fair play**
We follow the rules. We recognise and seek to remedy our faults.

**Innovation**
The prerequisite for development is innovation, and the prime mover for innovation is to always question the ways we do things.

# PRESIDENT'S REVIEW

## 2001 was a very challenging and unpredictable year for the sports equipment industry. Despite all the turmoil in the world economy and the lack of visibility in the short term outlook, Amer Group reported its best ever results for the second year in a row.

All business areas, with the exception of golf, achieved good performances. Suunto, the sports instruments business, made good progress. Both Atomic and Wilson's Team Sports Division reported record performances, and Wilson's Racquet Sports Division continued to lead the tennis market. Only the turmoil in the very competitive golf ball market and the increased uncertainty resulting from the September attack in our major market, the US, disturbed an otherwise very good year.

Overall we should be proud of these financial results that have further strengthened our position in the global sporting goods equipment market.

Our financial strength as a Group has improved and our brand building efforts have given our global brands even stronger positions. The investment in the Volvo Ocean Race with two boats carrying Amer Sports' names and strong Wilson, Suunto, Atomic branding will further strengthen the recognition of our brands throughout the world, as we make progress towards becoming the No.1 sporting goods equipment supplier in the world. We still have some way to go, but our competitiveness, determination and team work should enable us to reach this position by 2005.

In order to reach the number one market position we have to gain more market share in profitable product segments. We have assessed the potential of each segment and developed our strategies accordingly. Organic growth alone can't bring us to the level we are targeting; we will also need to make acquisitions. Thanks to our strong balance sheet we have the ability to participate in the consolidation which is taking place in this industry. Our aim is to make acquisitions which are in line with our strategy.

We will continue to develop our global brands through innovative game improvement products with the same long term approach as before. The use of the new Amer Sports marketing name shows our commitment to the sporting goods industry and the great importance we give to our portfolio of sports. This portfolio of sports will be backed up by strong supply chain management to provide our dealers and suppliers throughout the world with a premium service and partnership so that we can all share common goals in a win-win situation.

We put in place ambitious targets for ourselves last year in terms of growth and profitability. Despite the economic slowdown we must look to the future and stay committed. We must be prepared to work harder than before to achieve our targets. I am confident that the motivation is there among all of our employees. I am also proud of the skilled staff we have around the world and I would like to extend my appreciation of their work.

We are committed to making Amer Sports the leading supplier of sporting goods equipment in the world, with good shareholder returns through both dividends and an increasing share price, while offering our employees an interesting and challenging company to work for.



Roger Talermo

# RACQUET SPORTS

The Racquet Sports Division's net sales and operating profit were similar to last year's level with operating profit totalling EUR 26.1 million (2000: EUR 26.6 million). Wilson retained its position as the global market leader in tennis equipment.



In 2001, the tennis racquet market declined in the top three markets of the USA, Germany and Japan.

The Racquet Sports Division's net sales were flat compared to last year. Net sales of higher price point tennis racquets decreased by 8%, while sales of lower price point tennis racquets increased by 5%. Tennis ball sales increased by 4%.

Divisional performance was slightly below the target, albeit with a similar operating profit compared to last year due to a decline in high price point tennis racquet sales and production capacity problems at the new Thai tennis ball factory.

Wilson maintained its market share in its major markets. Wilson continued to be the No. 1 brand in tennis racquets in the North America and Japan and No. 2 in Europe. Wilson's share of the global and US tennis racquet markets is approximately 33% and 43%, respectively.

In May, Wilson's new Triad tennis racquet technology was launched with shipments starting globally in July. The trade's reaction and sell through of the new racquets have been very strong: During the fourth quarter, Triad 3.0 was the best selling performance racquet in the USA and Japan, while the other Triad racquets (2.0 and 4.0) were also top ten sellers in the USA. Further information on the game improvement Triad technology can be found on page 16.

Wilson performance racquets are divided into three distinctive product families, each offering specific benefits for different types of player: Triad, Hyper Hammer and Pro Staff racquets.

Wilson is the No. 3. tennis ball brand with a 22% market share globally. In the USA Wilson's market share increased to 42%. In May, Wilson introduced a new Double Core premium tennis ball with shipments starting during the fall and early 2002. Sales have been in line with expectations. The unexpected production capacity problems at the Thai tennis ball factory have been eliminated. Further information on the Double Core ball can be found on page 16.

As well as being the official ball of the US Open, Wilson was awarded the official Davis Cup tennis ball adoption contract by the International Tennis Federation for three years starting in 2002. Wilson also signed a contract with the Japanese School Tennis Association whereby Wilson will be the official tennis ball provider for over 5,500 schools for a period of 10 years starting in 2002. This is the first time that a foreign manufacturer's product has been selected as the official ball of the Japanese association. Wilson also has an official ball status contract with the Deutsche Tennis Bunde in Germany.

In 2002, the US tennis equipment market is likely to grow slightly. In Europe, the biggest tennis equipment market, demand is expected to be similar to last year or to grow slightly. The Japanese market is expected to continue to decline. Market growth is expected in both Latin America and Southern Asia Pacific.

The Racquet Sports Division is expected to improve its sales and profitability compared to last year with the biggest growth opportunities being outside the USA.

| KEY INDICATORS | 2001 | 2000 | Change |
|---|---|---|---|
| EUR million | | | |
| Net sales | 264.8 | 264.7 | |
| Operating profit | 26.1 | 26.6 | -2% |
| % of net sales | 9.9 | 10.0 | |
| Return on capital employed (ROCE), % | 48.8 | 48.9 | |

| WILSON'S MARKET SHARES | 2001 |
|---|---|
| Tennis racquets | |
| Global | 33% |
| US | 43% |
| Europe | 28% |
| Japan | 29% |
| Other | 30% |

| WILSON'S MARKET SHARES | 2001 |
|---|---|
| Tennis balls | |
| Global | 22% |
| US | 42% |
| Europe | 12% |
| Japan | 6% |
| Other | 16% |


1
2

**GLOBAL MARKET**
EUR 615 million (wholesale)
**1** Tennis racquets 58%
**2** Tennis balls 42%


1
2
3
4

**GLOBAL MARKET**
**1** North America 34%
**2** Europe 33%
**3** Japan 15%
**4** Other 18%


1
2
3
4

**WILSON RACQUET SPORTS 2001 NET SALES**
**1** Tennis racquets 47%
**2** Tennis balls 22%
**3** Footwear 12%
**4** Other 19%


1
2
3
4
5

**WILSON RACQUET SPORTS 2001 NET SALES**
**1** North America 49%
**2** Europe 24%
**3** Japan 10%
**4** Asia Pacific 7%
**5** Other 10%


208
196
225
265
265
97
98
99
00
01

**WILSON RACQUET SPORTS NET SALES**
EUR million

# GOLF

The global golf equipment market remained almost flat compared to last year. Competition continued to be tight, especially in the US golf ball market. Wilson's share of the golf club market remained flat, while its share of the global golf ball market declined. The Golf Division's net sales decreased by 8%, and its operations were unprofitable, resulting in an operating loss of EUR 3.3 million (2000: operating profit of EUR 13.2 million).




Staff

In the first half of the year, the golf equipment market declined in the US and England but then stabilised during the summer. The Japanese golf market continued to decline. For the year as a whole, the global golf club market is forecast to have declined slightly, whereas the global golf ball market remained at the previous year's level. Overall, golf participation remained at last year's level.

The Golf Division's net sales decreased by 8%, leading to an operating loss of EUR 3.3 million. However, declining profitability in the US and Japanese operations were partly offset by the improved profitability in Europe.

Performance club sales increased by 13% mainly due to the success of the new Deep Red drivers launched in January, while lower price point golf club sales declined by 6%. In golf clubs Wilson maintained its market share in its major markets US, UK and Canada. Wilson's share of the global golf club market is estimated to be approximately 5%.

In June, Wilson launched its new Deep Red irons, the Deep Red 365 driver and the Deep Red fairway woods, with shipments commencing first in the USA in September. Initial reactions from the trade and sell through of the new products have been positive. Further information on the technical features of the new Deep Red product family can be found on page 16.

*The golf ball market continued to be extremely competitive.* In premium balls the industry significantly increased spending in tour and consumer advertising, while fierce price competition continued in commercial balls. During the year, Wilson's golf ball sales decreased, and market shares declined. Wilson's share in the global golf ball market is estimated to be approximately 7%.

In June, Wilson launched and began to ship the new Wilson Staff golf ball in the USA. At the trade fair in Orlando in January 2002, a new Wilson Staff True golf ball was launched featuring a unique new technology. The new balls will be in the highest price point category, and will be available for consumers in February. Along with the new True ball Wilson is coming back to the PGA Tour; several endorsement contracts have been made with golf professionals. Further information on the technical features of the new ball can be found on page 17.

The global golf equipment market is forecast to remain flat in 2002. Fierce competition is expected to continue, especially in the US golf ball market. The benefit of cost cutting undertaken in the Golf Division during the latter part of 2001 will be seen during the current year. The Division will also reallocate its golf ball market*ing spend to strengthen direct consumer marketing by increasing* golf ball advertising and tour spending. Due to these measures, the new products already introduced and the new product launches planned for the current year, Wilson golf equipment sales are expected to increase. The Division is also expected to return to profitability.

| KEY INDICATORS | 2001 | 2000 | Change |
|---|---|---|---|
| EUR million | | | |
| Net sales | 235.9 | 257.5 | -8% |
| Operating loss/profit | -3.3 | 13.2 | |
| % of net sales | - | 5.1 | |
| Return on capital employed (ROCE), % | -4.1 | 15.3 | |

| WILSON'S MARKET SHARES | 2001 |
|---|---|
| Golf clubs | |
| Global | 5% |
| US | 5% |
| Europe | 8% |
| Japan | 1% |
| Other | 9% |

| WILSON'S MARKET SHARES | 2001 |
|---|---|
| Golf balls | |
| Global | 7% |
| US | 6% |
| Europe | 14% |
| Japan | 2% |
| Other | 11% |



3
1
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**GLOBAL MARKET**
EUR 4.8 billion (wholesale)
**1** Clubs 61%
**2** Balls 27%
**3** Bags and gloves 12%



4
1
3
2


**GLOBAL MARKET**
**1** North America 57%
**2** Japan 25%
**3** Europe 11%
**4** Other 7%



4
1
3
2


**WILSON GOLF 2001 NET SALES**
**1** Clubs 50%
**2** Balls 33%
**3** Bags and gloves 10%
**4** Other 7%



4
5
1
3
2


**WILSON GOLF 2001 NET SALES**
**1** North America 65%
**2** Europe 19%
**3** Japan 7%
**4** Asia Pacific 5%
**5** Other 4%



206
210
225
258
236
97
98
99
00
01


**WILSON GOLF NET SALES**
EUR million

# TEAM SPORTS

The Team Sports Division achieved record results. Net sales increased by 5%. Operating profit grew by 55% and totalled EUR 24.2 million (2000: EUR 15.6 million). Despite a sluggish market Wilson again gained market share in all its major product categories.



The US baseball and American football markets remained flat compared to 2000. The market for basketballs and apparel continued to decline.

The Team Sports Division's net sales grew by 5%. In addition to the US, Team Sports sales grew rapidly in Canada and Latin America. The biggest growth was seen in baseball and softball bats where sales increased by 20% including the first full year contribution from DeMarini. Baseball sales grew by 7% and volleyball sales by 30%. Apparel sales increased by 8%.

Profitability improved significantly with operating profit increasing by 55%. Continuing improvement in profits has been driven by sales growth in higher price point products and lower production costs due to more efficient sourcing.

During the year, several new baseball gloves were introduced, and the DeMarini softball bat family was also extended. In October a new GST football was also launched with shipments starting early in 2002. More information on the new football is shown on page 17.

Wilson retained its strong market position. Wilson has dominated the American football market for many years, and currently has a 77% share of the US market. Wilson's share of the basketball and baseball glove markets is 34% and 29%, respectively. Globally, Wilson is the market leader in footballs and basketballs and is number two in baseball gloves.

During the year, a basketball adoption contract was signed with the National Collegiate Athletic Association (NCAA); Wilson's basketball will be the official NCAA basketball for a five year period from 2003. Currently, Wilson has several adoption contracts with key North American team sports associations and leagues including the National Football League (official football), the Canadian Football League (official football), Arena (official indoor football), the NCAA (official football, basketball and softball), the Association of Volley Ball Professionals (official beach volley ball) and the Major League Baseball (official baseball glove). These agreements underline Wilson's position as the number one team sports company in North America.

In 2002, the team sports market is expected to remain flat or decline slightly. The Team Sports Division has good growth opportunities in the baseball business in Japan, the second largest baseball market in the world. Wilson's market shares are expected to grow in baseball gloves, softball bats and American footballs. The Team Sports Division's net sales are expected to grow and its operating profit to remain at a good level as a result of new product launches and increased market share.

| KEY INDICATORS | 2001 | 2000 | Change |
|---|---|---|---|
| EUR million | | | |
| Net sales | 204.7 | 194.1 | 5% |
| Operating profit | 24.2 | 15.6 | 55% |
| % of net sales | 11.8 | 8.0 | |
| Return on capital employed (ROCE), % | 35.8 | 22.6 | |

| WILSON'S MARKET SHARES | 2001 |
|---|---|
| in the US | |
| American footballs | 77% |
| Basketballs | 34% |
| Baseball gloves | 29% |
| Baseballs | 21% |
| Base/softball bats | 11% |
| Volleyballs | 17% |
| Uniforms | 9% |
| Soccer balls | 9% |



**GLOBAL MARKET**
EUR 1.1 billion (wholesale)
**1** Soccer balls 21%
**2** Gloves 20%
**3** Base/softball bats 19%
**4** Basketballs 16%
**5** Baseballs 10%
**6** Volleyballs 8%
**7** American footballs 6%



**GLOBAL MARKET**
**1** North America 53%
**2** Japan 25%
**3** Europe 7%
**4** Other 15%



**WILSON TEAM SPORTS 2001 NET SALES**
**1** American footballs 24%
**2** Baseballs and gloves 23%
**3** Basketballs 18%
**4** Apparel 13%
**5** Base/softball bats 9%
**6** Other 13%



**WILSON TEAM SPORTS 2001 NET SALES**
**1** North America 92%
**2** Japan 2%
**3** Europe 1%
**4** Other 5%


129
129
143
194
205
97
98
99
00
01

**WILSON TEAM SPORTS NET SALES**
EUR million

# WINTER SPORTS

Winter sports business had another strong year in 2001. Atomic's net sales increased by 13%. Operating profit grew by 5% to EUR 40.2 million despite increased investments in R&D and marketing. Atomic maintained it's brand leadership in alpine skis in Europe, whilst growing strongly in North America.



In 2001 the alpine ski market grew for the third year in a row, showing an increase of around 5%. The fastest growth was seen in Europe. The Japanese market remained depressed. Skiing is becoming more trendy and is appealing to younger people especially in North America and Europe. The offset is in fewer snowboarders in Europe. The global cross-country ski market remained flat.

Atomic's net sales grew to a new record level with an increase of 13% compared to last year. Operating profit continued to improve despite increased investments in the brand and other activities, which will help to secure the future.

Alpine ski sales grew by 8% and Atomic's technological leadership in the alpine ski market remained strong. Atomic's alpine ski sales totalled approximately 880,000 pairs, 835,000 of which were Atomic branded skis. Atomic maintained it's strong brand leadership in Europe, whilst sales grew by 28% in North America. Fuelled by constant focus on technical improvement and good test results Atomic is now stronger in all skiing segments.

Sales of Atomic branded alpine ski bindings grew by 13% and volumes were approximately 525,000 pairs, compared to 430,000 pairs last year. The ratio of bindings to skis is now 60%, which is due to the Atomic Snow system approach, selling skis, bindings and boots together. Profitability of bindings also improved.

There was an increase of 56% in the Atomic alpine ski boot sales, and Atomic based on its Tri-Tech Technology is becoming a serious player in the high-end of the ski boot business.

The cross-country ski market remained flat, but Atomic was able to improve profitability through increased sales with a bigger share of the quality end of the market.

Atomic's global sales of Oxygen branded snowboards remained flat.

| KEY INDICATORS | 2001 | 2000 | Change |
|---|---|---|---|
| EUR million | | | |
| Net sales | 199.3 | 177.0 | 13% |
| Operating profit | 40.2 | 38.3 | 5% |
| % of net sales | 20.2 | 21.6 | |
| Return on capital employed (ROCE), % | 48.7 | 63.6 | |

In April, Atomic's new logistics centre was opened in Altenmarkt, Austria. The company has taken full advantage of the new facility enabling direct shipments to all of Europe from this one location and thus improving to product availability, shipping and customer service.

In November, the new research and development centre was opened also in Altenmarkt, with the aim to help Atomic to maintain it's leadership status in the technical development of winter sports products. The development of the ski and binding with the boot, is now under one roof, enabling their related functions to be observed and tested in this technical environment, ensuring that the highest quality standards are achieved.

During 2002, the winter sports business is expected to continue to develop favourably. Many people have decided not to travel by air, but there has been a marked increase in the number of Europeans making bookings at the nearer to home resorts in the Alps, all accessible by car or rail. This should help the trade to sell through Atomic products. In 2002, Atomic is expected to maintain its good profit levels.

| ATOMIC'S MARKET SHARES | 2001 |
|---|---|
| Alpine skis | |
| Global | 18% |
| Europe | 22% |
| North America | 14% |
| Japan | 10% |
| Other | 18% |

| ATOMIC'S MARKET SHARES | 2001 |
|---|---|
| Cross-country skis | |
| Global | 12% |
| Europe | 14% |
| North America | 12% |
| Other | 4% |

| OXYGEN'S MARKET SHARES | 2001 |
|---|---|
| Snowboards | |
| Global | 3% |
| Europe | 8% |
| North America | 3% |
| Other | 6% |



1
2
3
4


**GLOBAL MARKET, ALPINE SKI EQUIPMENT**
EUR 1.2 billion (wholesale)
**1** Europe 60%
**2** North America 21%
**3** Japan 12%
**4** Other 7%



1
2
3


**GLOBAL MARKET, CROSS-COUNTRY SKI EQUIPMENT**
EUR 200 million (wholesale)
**1** Europe 71%
**2** North America 15%
**3** Other 14%



1
2
3
4


**GLOBAL MARKET, SNOWBOARDS**
EUR 350 million (wholesale)
**1** North America 37%
**2** Japan 34%
**3** Europe 23%
**4** Other 6%



1
2
3
4


**ATOMIC 2001 NET SALES**
**1** Alpine ski equipment 84%
**2** Cross-country ski equipment 5%
**3** Snowboards 4%
**4** Other 7%



1
2
3
4


**ATOMIC 2001 NET SALES**
**1** Europe 68%
**2** North America 25%
**3** Japan 6%
**4** Other 1%



120
121
139
177
199
97
98
99
00
01


**ATOMIC NET SALES**
EUR million

# SPORTS INSTRUMENTS

Suunto improved its performance last year despite the impact of the global economic downturn on the diving industry. Net sales were up by 19% at EUR 83.4 million (2000: EUR 70.2 million), and operating profit grew by 23% to EUR 10.1 million (2000: EUR 8.2 million).



Suunto's goal is to become the world's most desired sports instrument brand. The strategy is to focus on sports activities where advanced measurement technology, data processing and specific algorithms can create significant added value to the active participant. Suunto is currently the leading manufacturer of wristop computers, diving instruments and compasses.

Suunto's net sales increased by 19%. The fastest growing product categories were wristop computers and diving instruments, where net sales increased by 39% and 25% respectively. During the year under review, two major new products were launched in the second quarter: the Suunto Observer wristop computer and the Suunto Mosquito wristop diving computer.

Sales of diving and water sports suits grew by 17%. Other product category also increased its sales slightly. Geographically, North America and Europe (excluding Finland) accounted for 42% and 35% of net sales respectively, Asia for 10%, Finland for 9% and other countries for 4%.

Despite the continuing strong investment in R&D and marketing, operating profit increased by 23% compared to 2000. In addition to sales increase, the improvement in profitability is attributable to the enhanced product mix of wristop computers and diving instruments and improved average margins.

In September, in conjunction with the start of The Volvo Ocean Race, Suunto launched its new concept: Suunto – Replacing Luck. The concept will form the basis of strategic marketing communications and product development. In the future, new products will be launched in sports specific categories (e.g. sailing, golf and diving) and synergies will be derived when utilising the Replacing Luck concept in marketing activities across the different sports segments.

| KEY INDICATORS | 2001 | 2000 | Change |
|---|---|---|---|
| EUR million | | | |
| Net sales | 83.4 | 70.2 | 19% |
| Operating profit | 10.1 | 8.2 | 23% |
| % of net sales | 12.1 | 11.7 | |
| Return on capital employed (ROCE), % | 32.5 | 30.4 | |

Suunto together with Amer Sports Europe continued to strengthen its distribution network. The distribution of Suunto's products through Amer Sports' sales organisation now covers Europe and Canada.

In 2002, Suunto will continue to invest significantly in R&D and brand building, and several new products will be launched. The products being launched during the first quarter of the year include the Suunto X6 wristop computer and the Suunto D3 wristop diving instrument. Products in the highest price range will be launched later on in the year and these will feature state-of-the-art technology such as the world's smallest and least power consuming GPS receiver.

As the diving industry as a whole is highly dependent on tourism and travel, the general instability and the current economic situation are likely to affect sales of diving instruments. However, the outlook for other Suunto wristop computers is good, and Suunto's net sales and operating profit are therefore expected to grow compared to last year.



1
2
3
4


**SUUNTO**
**2001 NET SALES**
1 Sports instruments 43%
2 Diving instruments 27%
3 Diving and water sports suits 17%
4 Other 13%



1
2
3
4


**SUUNTO**
**2001 NET SALES**
1 North America 42%
2 Rest of Europe 35%
3 Finland 9%
4 Other 14%



36.4
40.3
59.9
70.2
83.4
97
98
99
00
01


**SUUNTO**
**NET SALES**
EUR million

# GAME IMPROVEMENT PRODUCTS

At the core of Amer's business strategy are technically advanced game improvement products for active sports participants, developed together with sports professionals, material suppliers and consumers. As a result of successful R&D programmes, new product introductions include sports equipment featuring unique solutions for the benefit and pleasure of sports participants.

The **Race ski** concept combines a new chassis technology with an innovative top sheet material. The Race Chassis addresses the demands of racers: enhanced power transmission with an embedded steering axle. The Titanium Bridge promotes full flex and delivers total edge contact. Dampening elastomers absorbs negative vibrations. The top sheet material **Aerospeed** with an engineered dimple pattern and new tip geometry reduce air turbulence to provide smoother skiing with maximum control at higher speeds. You'll corner like your skis are on rails, and gain confidence to attack the course.





The **Softech** technology opens the World of Comfort in ski boots by combining a flexible sole with a flexible shell. The construction of the sole is based on a free-gliding connection between a stabiliser and an interface providing full flex function for maximum edge grip. The Softech shell is a soft construction that intelligently combines plastic materials with high quality textiles. Softech technology ensures an anatomical fit while at the same time providing perfect support.



The **Sugar Daddy** is the pure powder ski developed with the Atomic Freeride Team (AFT) Riders. It has build in Beta technology and featuring Texalium profile material the Sugar Daddy provides unmatched stability in any snow conditions. The unparalleled flotation with its 99mm waist will let enjoy the best powder days ever. The Powder system is complete with the AFT boot featuring a new Grip-Stabilizer providing maximum safety when climbing on ice and rocks.



**Triad™** is a revolutionary tri-component design that maximises power and comfort without compromising one for the other. When hitting the ball racquets in one continuous piece produce shock followed by uncomfortable vibrations and sensations when reaching the arm. In Triad the hoop and handle never touch as they are buffered by Iso-Zorb™ that isolates shock in the hoop reducing 66% of the vibration from ever reaching the body.





**Double Core™** tennis balls hold their original air pressure and bounce two times longer than other tennis balls. Using a patented material and process, the inner core of the tennis ball is coated with a butyl-based barrier, which restricts airflow from escaping the core. This new technology utilising a coated inner core inhibits air permeation by 200%.

**Deep Red 365 Driver.** Building upon the success of the Deep Red Driver, Wilson Golf introduced the Deep Red 365 Driver with the unique technology of the original, but with a larger 365 CC clubhead. The new Deep Red 365 Driver offers an option for those golfers who prefer an even more oversized clubhead with greater forgiveness. It incorporates the thin, hot responsive face and bulged toe to enlarge the sweetspot and move it towards the toe. The weight pad in the Deep Red 365 Driver is deeper in the clubhead, positioned low and back for a lower centre of gravity to create a higher launch angle and an extra large sweetspot. Wilson Golf introduced the Deep Red Fairway Woods, which include a 3, 5, 7 and 9 Woods.





**Deep Red** Irons combines the best performance features of the Deep Red Driver with the unsurpassed game-improvement technology of the Fat Shaft Iron. The superior accuracy and distance attributes of the Fat Shaft Iron are intact, while improving the feel and cosmetics of the club. The weight of the Deep Red Iron's clubhead is concentrated low and back for higher ball flight, while the head is 9% larger than the previous Fat Shaft Iron model, and features a larger sweet-spot for more forgiveness. An added feature of the new iron is a new Fluid Feel Urethane Insert – a lightweight insert consisting of an interlocking web of soft and hard urethane placed in the cavity that absorbs vibrations for an incredibly soft feel.

The **Wilson Staff True** golf ball. Manufacturing limitations make it very difficult to perfectly center a core inside a golf ball, and since the core weighs more than the cover material, often a heavy/light side is created that causes the ball to move off line. True Technology from Wilson moves the weight from the core to the cover so both components weigh the same, thus eliminating the heavy/light side phenomenon so common in many balls. The "perfectly balanced" Wilson Staff True rolls true, flies true, and results in longer and more accurate shots.


Staff
1

The **Suunto M9** is the first product in Suunto's new product line of Personal Sailing Instruments. It offers important sailing and navigation data e.g. speed, direction and sailing track in an easy-to-use, mobile instrument. The Suunto M9 adapts itself to each particular situation (race, navigation and sail mode) and provides relevant information while in action so that the user can concentrate on making the right decisions. It comes with unique tools for analysing your own sailing performance and opens doors to a sailing community where mariners world wide can share and acquire information with and from other Suunto M9 users.



**Suunto X6hr** is a combined altimeter and a heart rate monitor, which comes with the new Suunto transmitter belt. Suunto X6hr is a perfect tool for any endurance athlete who wants to improve his/her training. It offers a unique combination of three functional dimensions: it gives the user essential information instantly during the performance. A level of deeper understanding comes with the PC interface. It also opens a door to an Internet community where endurance sports enthusiasts world wide can share and acquire information with and from other users.





**The Suunto G9** is a wristop computer equipped with internal programming features and Global Positioning System (GPS) capabilities that allow golfers to instantly and accurately measure individual shot distances, track club selections and scores, and store additional input gained on the golf course, all from a compact and convenient platform. All shot measurements and on-course data can be easily downloaded from the Suunto G9 to a home computer for ongoing analysis and learning benefits for players of all abilities. Additional features of the Suunto G9 include a watch, barometer, thermometer, altimeter and 3D digital compass.



**Vytec** is a new state-of-the-art versatile full decompression dive computer for the advanced diver. Its three operating modes, ability to set multiple gasses and its optional wireless pressure transmission makes it the most feature-rich dive computer on the market. The Vytec provides a wide range of operating modes and settings that can be set to suit every diver's needs with an easy-to-operate user interface. Operating mode specific displays, reliable push buttons and a clear display add to user friendliness. Vytec will be available in April 2002.

**DeMarini Ultimate Softball Glove** is a glove specifically made for the game of softball. The DeMarini Ultimate Softball Glove combines a small fit with a huge pocket for maximum comfort and ball control. Based on the Wilson EZ Catch technology, The glove is made of Canyon leather, providing a broken-in game ready feel.



The **GST™ Game Ball** combines the proven features of the 1005 ball with new technological improvements. In the Accurate Control Lacing System traditional laces are replaced with thick, pebbled composite leather laces. This provides a softer, more gripable feel, which translates to better control. Exclusive Grip Stripes ensure that no matter where you grip the ball you'll always have control. Wilson combines the unique panel shape of neoprene lining with the seams of the ball and the pattern to create deep channels.


Wilson
GST

# TOBACCO

## Sales increased in all Amer Tobacco's main product categories and the company's market position continued to strengthen in Finland. Net sales increased by 9%, and operating profit grew to EUR 9.6 million (2000: EUR 9.3 million). Net sales of the Estonian subsidiary increased significantly.

Cigarette deliveries to the Finnish market increased by 4% to 4.8 billion pieces, the main reasons being changes in trade inventories and a shift back to consumption of manufactured cigarettes. The contraband trade seems to have stabilised at around 20% of the total Finnish cigarette market. The cigar market grew for the fourth year in a row and totalled 82 million pieces. The total retail value of the Finnish tobacco market was approximately EUR 1 billion.

Net sales increased by 9% and operating profit by 3%. Growth in operating profit was held back by increased costs of raw materials due to the high US dollar. Due to the tough price competition the cost increase was not passed on in full in retail prices. Net sales of the Estonian subsidiary increased by 17%.

Amer Tobacco's market share remained the same at 75%. Its biggest brand was L&M with 32% of the market. The other major brands were Marlboro and Belmont with 30% and 11% of the market, respectively.

Cigar sales continued to grow significantly. The company's market share increased to 57%, along with the new distribution agreement with Swedish Match being effective the whole financial year. The biggest brand was Hofnar with its 25% share of the market.

Extension of the co-operation with both Philip Morris and Swedish Match was agreed upon towards the year-end. During the first quarter of the current year, Amer Tobacco will start Marlboro tax free deliveries to the neighbouring areas, and Swedish Match cigars will be included in the product categories of the Estonian subsidiary.

Major part of the company's total investment of EUR 1.7 million related to modernisation of the raw tobacco department, which will be ready during the current year. A new cigarette machine with a capacity of 10,000 cigarettes per minute was taken into use during the year.

In 2001 Amer Tobacco is expected to strengthen its dominant market position. Net sales are expected to grow both in Finland and exports. Operating profit is expected to remain at a good level. The biggest threat to the industry are the domestic price competition and the development of the euro. Contraband trade is expected to remain at least on its current level resulting from heavy taxation of tobacco products in Finland.

| KEY INDICATORS | 2001 | 2000 | Change |
|---|---|---|---|
| EUR million | | | |
| Gross sales | 633.5 | 589.5 | 7% |
| Excise tax | 415.1 | 388.2 | 7% |
| Net sales | 103.9 | 95.4 | 9% |
| Operating profit | 9.6 | 9.3 | 3% |
| % of net sales | 9.2 | 9.7 | |

### Social responsibility

A total of EUR 524 million in taxes on Amer Tobacco's products was paid to the state. Taxes accounted for an average of 76.2%, above the EU average, of cigarette retail prices.

Neither Amer Group Plc or Amer Tobacco Ltd are involved in any court cases concerning tobacco products. According to the advance ruling issued by the Supreme Court in 2001 concerning the interpretation of the Compensation Act, the manufacturers of tobacco products were not liable to pay compensation for diseases caused by smoking.

The Company recognises that smoking plays a causal role in the development of certain diseases such as lung cancer, larynx cancer and pulmonary emphysema. A far greater number of smokers than non-smokers develop these diseases.


83.4
88.3
93.5
95.4
103.9
97
98
99
00
01

**NET SALES**
EUR million

# FINANCIAL REPORTS

# SHARES AND SHAREHOLDERS

**Shares and share capital**

Amer Group Plc has one publicly listed class of shares, all of which rank pari passu.

According to its Articles of Association, the Company's minimum share capital is EUR 50 million and the maximum EUR 200 million. The shares have no nominal value but the accounted counter-value of each share is four euros.

Amer Group shares are entered in the Finnish automated book-entry securities system.

In August, 15,778 Amer Group Plc shares which had not been transferred to the book-entry system were sold on behalf of their owners following a resolution at the AGM in March. The respective funds have been deposited with the Southern Finland County Administrative Board.

At the end of the financial year, the Company's paid up and registered share capital amounted to EUR 96,463,680, and the number of shares in issue was 24,115,920, of which 968,300 were owned by the Company.

In 2001, the Company's share capital was increased three times on the basis of the A warrants of the Company's 1998 warrant scheme: in May by EUR 84,000, in July by EUR 30,000 and in September by EUR 39,600 representing 21,000, 7,500 and 9,900 shares, respectively. The corresponding increases were registered on 11 May, 31 July and 20 September, respectively. The new shares rank pari passu with existing shares from the registration date. They were listed on the Helsinki Exchanges and on the London Stock Exchanges together with the old shares on 14 May, 1 August and 21 September 2001 respectively.

A total of 20,700 A warrants were exercised for share subscription on 28 November 2001 and the corresponding 20,700 new shares were registered on 30 January 2002. 5,950 A warrants were exercised on 20 December 2001 and the corresponding new shares will be registered in February. According to the terms and conditions of the warrants, these shares entitle to dividend for the 2001 financial year. Other shareholder rights commence when the increase of the share capital has been entered into the trade register.

**Listings**

Amer Group shares have been listed on the Helsinki Exchanges since 1977 and on the London Stock Exchange since 1984. In the US, the Company has established an American Depositary Receipt (ADR) facility with the Bank of New York, through which two depositary receipts equal one Amer share.

**Authorisations to issue shares**

Amer Group Plc's Board of Directors had no outstanding authorisations to issue shares at the end of the financial year.

**Own shares**

The Annual General Meeting on 7 March 2001 approved the Board's proposal to reduce the share capital by cancelling 633,000 of the Company's own shares. Of these shares 441,800 were repurchased in 2000 and 191,200 in 2001. The corresponding decrease in the Company's share capital was registered on 10 May 2001.

The Annual General Meeting also approved the Board's proposal to purchase and to dispose of the Company's own shares. The Board may also propose that the acquired shares be cancelled. The shares would be acquired to improve the Company's capital structure and to be used as payment when the Company purchases assets related to its business operations and as payment in any possible corporate acquisitions. The Board was authorised to purchase a maximum of 5% of the total number of the Company's shares in issue. Any share purchases will be funded from the Company's distributable non-restricted equity only.

The authorisations given by the Annual General Meeting are effective until the 2002 Annual General Meeting or for the maximum period of one year from the date of the Annual General Meeting at which they were approved.

In the period January – March 2001, a total of 390,400 own shares were acquired on the basis of the 2000 AGM authorisation at a cost of EUR 10.2 million, the average price being EUR 26.18 per share. In the period April – December, a total of 769,100 own shares were acquired on the basis of the 2001 AGM authorisation at a cost of EUR 19.7 million, the average price being EUR 25.60 per share. At the year end, the repurchased shares represented 4% of the Company's shares and votes.

The own shares held by the Company do not have voting rights, and no dividend is payable in respect of them.

The repurchase of these shares has not had any significant impact on the breakdown of shareholdings and votes in the Company.

**Taxation value of Amer Group shares**

The Finnish taxation value of one Amer Group Plc share in 2001 was EUR 19.88 per share.

**Warrant schemes**

Amer Group has had two warrant schemes with the objective of aligning management's commitment with the long-term interests of the Company and to increase shareholder value.

The subscription period of the warrants issued in 1994 expired on 31 January 2001, and no subscription were made on the basis of these warrants in January 2001.

In 1998 the Company introduced a scheme to issue a total of 850,000 warrants. Of the total number of warrants, 255,000 were marked with the letter A, 255,000 with the letter B and 340,000 with the letter C. The subscription period starts in three stages, on 1 January 2001, 1 January 2002 and 1 January 2003. The subscription period ends on 31 March 2004. A total of 71 persons were involved in the scheme at the end of the financial year.

The subscription price was EUR 19.51 a share when the warrant scheme was implemented. According to the warrant conditions, the amount of dividend distributed after 18 March 1998 but before the date of subscription will be deducted from the share subscription price. The subscription price currently stands at EUR 17.75.

In 2001, the 1998 warrants were entered in the Finnish automated book-entry securities system. In June, the A warrants were introduced to the main list of the Helsinki Exchanges. The B warrants were introduced to the main list and simultaneosly combined with the A warrants as one security on 11 January 2002.

Following the exercise of the A warrants in 2001 and the increases in share capital in January and February 2002, the Company's share capital may still increase by up to 784,950 new shares as a result of 1998 A warrant subscriptions, i.e. by a maximum of EUR 3.1 million.

The shares subscribed for by exercise of the warrants would represent 3.3% of the share capital and the total number of votes. The number of the 1998 warrants subscribed for by the President would represent 0.4% of the shares and votes.

**Share prices and trading**

During 2001, share prices on the Helsinki Exchanges, measured by a portfolio index, decreased by 22%. On the London Stock Exchange the FTSE100 index decreased by 24%.

In Helsinki, Amer Group shares ended 2001 at EUR 29.50, representing an increase of 5% during the year. The 2001 share price high in Helsinki was EUR 29.50 and the low EUR 21.00. The average share price was EUR 25.61.

On the London Stock Exchange Automated Quotation System (SEAQ), Amer Group's shares ended 2001 at GBP 17.96. The London share price high/low was GBP 17.96/GBP 13.94. The average share price was GBP 15.93.

During 2001, a total of 12.4 million Amer Group shares valued at EUR 319 million were traded on the Helsinki Exchanges. On the London Stock Exchange the trading volume was 5.5 million shares and the value EUR 139 million, respectively. The trading volume in Helsinki represented 51% and London 23%, respectively (overall 74%), of the total number of shares in issue. The number of ADRs in issue was 221,280 at the year end.

**Shareholders**

The Company had 10,520 registered shareholders at the end of 2001. Nominee registrations represented approximately 50% of the total shares in issue at the year end (2000: 52%).

**Notification of changes of substantial shareholdings**

Lazard Asset Management Ltd notified the Company that its total shareholding in Amer Group Plc had decreased to 4.859% in April.

Silchester International Investors Limited notified the Company that its shareholding in Amer Group Plc had increased to 10.27% in May.

Trading codes:

| | |
|---|---|
| HEX: | AME |
| Reuters: | AMEAS.HE |
| Bloomberg: | AMEAS.FH |
| ADR: | AGPDY, Cusip No. 023512205 |
| ISIN: | FI0009000285 |
| Lot: | 50 |



423
217
490
680
683
97
98
99
00
01


**MARKET CAPITALISATION**
EUR million



24.8
33.2
19.6
18.1
17.9
97
98
99
00
01


**TRADING OF SHARES**
million shares



3,500
3,000
2,500
2,000
1,500
1,000
500
0
12/01


**TRADING OF SHARES**
1,000 shares



1
2
3
4
5
6


**SHAREHOLDING IN AMER GROUP PLC, 31 DEC 2001**

**1** Outside Finland and nominees 53%
**2** Households 15%
**3** Non-profit organisations 7%
**4** Banks and insurance companies 9%
**5** Private companies 4%
**6** Public sector entities 12%

TRENDS OF SHARE PRICES, HEX PORTFOLIO INDEX


6,000
5,000
4,000
3,000
2,000
1,000
0
1997
1998
1999
2000
2001
Amer
HPI

BASE NUMBER 28 DEC 1990 = 1,000

| Number of shares per shareholder | Shareholders | % of shareholders | Shares | % of shares |
|---|---|---|---|---|
| 1-100 | 4,973 | 47.3 | 220,559 | 0.9 |
| 101-1,000 | 4,923 | 46.8 | 1,545,119 | 6.4 |
| 1,001-10,000 | 515 | 4.9 | 1,303,989 | 5.4 |
| 10,001-100,000 | 85 | 0.8 | 2,610,821 | 10.8 |
| over 100,000 | 15 | 0.1 | 5,445,189 | 22.6 |
| Nominee registrations | 9 | 0.1 | 12,021,943 | 49.9 |
| Own shares held by the Company | | | 968,300 | 4.0 |
| Total | 10,520 | 100.0 | 24,115,920 | 100.0 |

| MAJOR SHAREHOLDERS AT 31 DECEMBER 2001 | | % of shares and votes | |
|---|---|---|---|
| | Shares | of shares in issue | less own shares |
| Brotherus Ilkka | 800,000 | 3.3 | 3.5 |
| Land and Water Technology Foundation | 754,339 | 3.1 | 3.3 |
| Ilmarinen Mutual Pension Insurance Company | 723,000 | 3.0 | 3.1 |
| Pension-Varma Mutual Insurance Company | 655,050 | 2.7 | 2.8 |
| Tukinvest Oy | 423,400 | 1.8 | 1.8 |
| Finnish Association of Graduates in Economics and Business Administration SEFE | 325,000 | 1.3 | 1.4 |
| Suomi Insurance Company Ltd | 287,200 | 1.2 | 1.2 |
| Suomi Mutual Life Assurance Company | 250,000 | 1.0 | 1.1 |
| Odin Norden | 233,100 | 1.0 | 1.0 |
| The Finnish Local Government Pensions Institution | 229,900 | 1.0 | 1.0 |
| The State Pension Fund | 206,000 | 0.9 | 0.9 |
| Pohjola Non-Life Insurance Company Ltd | 169,600 | 0.7 | 0.7 |
| Tapiola Mutual Pension Insurance Company | 165,300 | 0.7 | 0.7 |
| Nordea Optima.fi | 121,500 | 0.5 | 0.5 |
| Sitra, the Finnish National Fund for Research and Development | 101,800 | 0.4 | 0.4 |
| Amer Cultural Foundation | 99,257 | 0.4 | 0.4 |
| Korpivaara Petri | 96,130 | 0.4 | 0.4 |
| Pension Fund Polaris | 90,000 | 0.4 | 0.4 |
| Mutual Insurance Company Pension-Fennia | 72,550 | 0.3 | 0.3 |
| Korpivaara Hannu | 70,300 | 0.3 | 0.3 |
| Nominee registrations | 12,021,943 | 49.9 | 51.9 |
| Own shares held by the Company | 968,300 | 4.0 | |

SHARE CAPITAL AND PER SHARE DATA

| | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|
| EUR million | | | | | |
| Share capital | 96.5 | 98.8 | 82.7 | 82.7 | 82.7 |
| Number of shares in issue, million | 24.1 | 24.7 | 24.3 | 24.3 | 24.3 |
| Adjusted number of shares in issue, million | 24.1 | 24.7 | 24.3 | 24.3 | 24.3 |
| Adjusted average number of shares in issue, million | 24.3 | 24.4 | 24.3 | 24.3 | 23.9 |
| Adjusted number of shares in issue less own shares, million | 23.1 | 24.3 | 24.3 | 24.3 | 24.3 |
| Adjusted average number of shares in issue less own shares, million | 23.6 | 24.3 | 24.3 | 24.3 | 23.9 |
| Share issues | | | | | |
| Bonus issue | - | 14.6 | - | - | - |
| Targeted share issue | 0.2 | 1.5 | - | - | 8.6 |
| Decrease of share capital | 2.5 | - | - | - | 5.7 |
| Earnings per share, EUR | 2.90 [1] | 2.70 | 1.72 | 0.11 | -0.51 |
| Equity per share, EUR | 18.71 | 17.51 | 15.38 | 13.90 | 14.17 |
| Total dividends | 26.6 [2] | 23.9 | 14.3 | 4.1 | - |
| Dividend per share, EUR | 1.10 [2] | 1.00 | 0.59 | 0.17 | - |
| Dividend % of earnings | 37 | 37 | 34 | 148 | - |
| Effective yield, % | 3.7 | 3.6 | 2.9 | 1.9 | - |
| P/E ratio | 10.2 | 10.4 | 11.7 | 78.5 | -34.5 |
| Market capitalisation | 682.9 | 679.5 | 490.2 | 217.1 | 423.2 |
| Share value, EUR | | | | | |
| Accounted counter-value | 4.00 | 4.00 | 3.36 | 3.36 | 3.36 |
| Share price low | 21.00 | 18.10 | 8.50 | 7.90 | 14.48 |
| Share price high | 29.50 | 32.00 | 20.40 | 20.18 | 20.18 |
| Average share price | 25.61 | 27.56 | 14.31 | 15.55 | 17.18 |
| Share price at closing date | 29.50 | 28.00 | 20.15 | 8.86 | 17.58 |
| Trading volume | 458.3 | 499.2 | 281.0 | 534.2 | 430.1 |
| 1,000s | 17,899 | 18,135 | 19,625 | 33,206 | 24,827 |
| % | 74 | 74 | 81 | 136 | 102 |
| Number of shareholders | 10,520 | 10,932 | 11,877 | 13,051 | 13,109 |

[1] Earnings per share diluted for the exercise of bonds with warrants EUR 2.88

[2] Proposal of the Board of Directors for 2001

Calculation of key indicators, see page 45

# REPORT OF THE BOARD OF DIRECTORS

In 2001, Amer Group's businesses continued to make good progress. Amer Group is one of the leading and most profitable sports equipment companies in the world.

The weakening economic situation made 2001 a challenging year for the sporting goods industry. Towards the end of the year, uncertainty about consumer demand for sports equipment was further increased by the terrorist attack on 11 September and subsequent events.

Against this background, the largest increases in operating profits were seen in the Winter Sports and Team Sports Divisions with both making record profits. Suunto also made rapid progress during the year.

However, we were not able to achieve all of our set targets. The flat global golf market and fierce competition led the Golf Division to report a loss.

### Net sales and results

The Group's net sales totalled EUR 1,099.8 million (2000: EUR 1,086.6 million), up 1%. Comparable net sales increased by 3%. Geographically, 51% of net sales were generated in North America, 11% in Finland, 25% in other European countries and 13% in the Rest of the World.

The Group's operating profit amounted to EUR 98.6 million, up 4% compared to 2000. Profit before extraordinary items totalled EUR 89.3 million (2000: EUR 77.5 million) and net profit was EUR 68.5 million (2000: EUR 65.8 million). Operating profit includes a gain of USD 8 million following the settlement of certain patent infringement lawsuits in the US.

Net financing expenses decreased by 47% to EUR 9.3 million, representing 0.8% of net sales.

Taxes for the 2001 financial year totalled EUR 20.5 million.

Return on capital employed (ROCE) increased from 16.1% in 2000 to 17.0% in 2001. Return on equity decreased from 16.1% in 2000 to 15.6% in 2001.

Earnings per share were EUR 2.90 (2000: EUR 2.70).

### Q4 results

The Group's comparable net sales decreased by 6% and totalled EUR 244.5 million. Operating profit decreased by 5% to EUR 17.0 million respectively. Profit before extraordinary items increased by 14%.

In the fourth quarter, the Winter Sports' high season dominates Amer Group's activities. Due to the earlier timing of deliveries compared to 2000, Atomic's net sales and operating profit were almost the same. During the period, Wilson's sales were affected by declining demand and the related caution of the trade in the USA, especially in October.

### Dividend

Amer Group pursues a progressive dividend policy reflecting its results, with the objective of distributing a dividend of at least one third of annual net profits. In line with this policy, the Board of Directors will propose to the Annual General Meeting that a dividend of EUR 1.10 per share be paid for the 2001 financial year, representing 37% of net profits. In 2000, the dividend was EUR 1.00 a share.

### Highlights by business area

Wilson's net sales were similar to last year's, totalling EUR 705.4 million, a decrease of 2%. The total value of Wilson branded licensed products sold globally amounted to EUR 192 million.

The Racquet Sports Division's net sales and operating profit were similar to last year's. Operating profit totalled EUR 26.1 million (2000: EUR 26.6 million). Wilson retained its position as the leading brand in tennis equipment with a global market share of 33% in tennis racquets and 22% in tennis balls.

The Golf Division's performance was weak. Net sales decreased by 8%, and its operations were unprofitable with a loss of EUR 3.3 million compared to an operating profit of EUR 13.2 million in 2000. Wilson's club sales increased slightly, whilst both golf ball sales and profitability declined due to fierce competition. Wilson also lost some market share in golf balls.



790
746
826
1,087
1,100
97
98
99
00
01


**NET SALES**
EUR million



12.9
22.3
58.5
94.9
98.6
97
98
99
00
01


**OPERATING PROFIT**
EUR million



-8.9
5.4
43.5
77.5
89.3
97
98
99
00
01


**PROFIT/LOSS BEFORE EXTRAORDINARY ITEMS**
EUR million


PEKKA KAINULAINEN
Chairman


TAUNO HUHTALA
Vice Chairman


ROGER TALERMO
President and CEO


FELIX BJÖRKLUND


TIMO MAASILTA


TUOMO LÄHDESMÄKI


ILKKA BROTHERUS

The Team Sports Division improved its already strong market position in the USA. The Division's net sales were up 5%. Bat sales grew by 20%. Operating profit was up 55% to a record of EUR 24.2 million.

The Winter Sports Division also had a record year with net sales increasing by 13%. Operating profit grew by 5% to a total of EUR 40.2 million, despite increased investment in R&D and branding. This good performance was boosted by increased sales and improved internal efficiency, such as the new logistics centre opened during the year. Alpine ski sales increased by 8%. Atomic is the second largest brand in alpine skis globally.

The Sports Instruments Division's net sales increased by 19%. Operating profit increased by 23% to EUR 10.1 million. The strongest growth was seen in wristop computers, with sales up 39%, and diving instruments, with sales growth of 25%. Suunto is the world's leading manufacturer of wristop computers, diving instruments and compasses.

Amer Tobacco's net sales increased by 9%. Operating profit increased by 3% to EUR 9.6 million. The company's share of the Finnish cigarette market remained strong at 75%. A total of EUR 415.1 million was paid in excise tax. Cigar sales increased significantly aided by the first full year contribution from the distribution agreement with Swedish Match. The company's cigar market share increased to 57%.

**Changes in corporate structure**

In March 2001, Teletekno business was sold to a group of investment companies and the company's current management. Amer retained a 19% minority shareholding in the newly established company.

In August, Konemuovi Oy was merged within Amer Group Plc.

**Capital expenditure**

The Group's gross capital expenditure totalled EUR 24.2 million (2000: EUR 57.2 million).

Wilson's capital expenditure amounted to EUR 8.2 million, mainly accounted for by production, logistics and data systems. Atomic's capital expenditure totalled EUR 10.4 million, of which approximately 50% related to the new R&D Centre, and to the new logistics centre which was completed during the year. Suunto's capital expenditure totalled EUR 2.8 million and Amer Tobacco's capital expenditure amounted to EUR 1.7 million.

Income from sales of real estate companies' shares and disposals of fixed assets totalled EUR 12.7 million.

**Research and development**

R&D expenditure amounted to EUR 22.8 million, representing 2.0% of Group net sales. Of this, EUR 14.6 million related to Wilson, EUR 4.0 million to Atomic and EUR 4.2 million to Suunto.

**Finance**

In March, all current individual domestic commercial paper programmes were replaced by one joint domestic paper programme of EUR 100 million. Due to its strong cash flow, Amer Group took no other significant funding actions during the financial year. The equity ratio stood at 50.7% (2000: 47.4%) at the 2001 year-end. Gearing was 26% (2000: 35%). The Group's year-end net debt totalled EUR 114.5 million (2000: EUR 154.6 million). The Group's financial position and liquidity remained strong throughout the year.

**Personnel**

The number of Amer Group employees decreased by 593 during the year following the closure of the tennis ball factory in Fountain Inn, South Carolina, and the streamlining of the US golf businesses. Teletekno, divested in March, employed 99 persons. The number of Amer Group employees totalled 3,734 at the end of the financial year (2000: 4,327). The average number of employees during 2001 was 4,015 (2000: 4,379). At the year end Wilson had a total of 2,125 employees (2000: 2,653). Atomic's personnel totalled 633 at the end of the year (2000: 613), Suunto's 575 (2000: 566) and Amer Tobacco's 356 (2000: 353). The Parent Company, Amer Group Plc, had 45 employees at the year-end (2000: 43), with an average of 45 (2000: 43) during the year.

At the end of the year, the number of employees totalled 1,418 in the US, 675 in Finland, 601 in Austria and 1,040 in the Rest of the World.

**The Parent Company's Board of Directors and Auditors**

At the Annual General Meeting on 7 March 2001 it was resolved that the Board of Directors would consist of seven members. Mr Pekka Kainulainen and Mr Roger Talermo, whose terms were scheduled to expire, were re-elected for the term 2001-2003. The other Board members, Mr Ilkka Brotherus (term 2000-2002), Mr Felix Björklund (term 1999-2001), Mr Tauno Huhtala (term 1999-2001), Mr Tuomo Lähdesmäki (term 2000-2002) and Mr Timo Maasilta (term 2000-2002) continued as Board Members. At its first meeting the new Board of Directors elected Mr Pekka Kainulainen as Chairman and Mr Tauno Huhtala as Vice Chairman.

SVH Pricewaterhouse Coopers Ltd., Authorised Public Accountants, were elected Auditors of the Company, with the auditor in charge being Mr Göran Lindell.

**Shares**

The Company had 10,520 registered shareholders at the end of the financial year. Nominees accounted for 50% of the total shares in issue (2000: 52%).

Amer's share price performed well, rising 5% during the financial year, in comparison to a 22% decrease in the Helsinki portfolio index and a 24% decrease in the FTSE 100 index in London. A total of 74% of the shares in issue were traded, with some 12.4 million shares or 51% of those in issue traded on the Helsinki Exchanges and 5.5 million shares or 23% of those in issue traded on the London Stock Exchange. The share price was at its lowest in September and at its highest in December. In Helsinki, the share price high was EUR 29.50 and the low EUR 21.00, averaging EUR 25.61. In London, the prices were GBP 17.96, 13.94 and 15.93, respectively.

On 7 March 2001, the AGM approved a proposal to authorise the Board of Directors to purchase and dispose of the Company's shares. The Board may also propose that the acquired shares be cancelled thereby decreasing the share capital. The authorisations are limited to 5% of the total number of shares in issue and votes thereon. The authorisations are valid until the 2002 AGM, although for a maximum period of one year from the date of the AGM at which they were approved.

In May, the Company's share capital was decreased by cancelling a total of 633,000 of its own shares held by the Company on the basis of the 2001 AGM resolution.

During the period January – March 2001 the Company acquired a total of 390,400 of its own shares and it acquired a total of 769,100 between April – December 2001, authorised by the 2000 AGM and the 2001 AGM, respectively. More information on the repurchases of the Company's own shares can be found on pages 20 and 30 of this report. At the end of the year, the number of shares repurchased totalled 968,300, representing 4% of the Company's shares and votes. The repurchased shares have not had any significant impact on the breakdown of shareholdings and votes in the Company.

During the year, a total of 38,400 new Amer Group Plc shares were subscribed for on the basis of the 1998 A warrants. A total of



2.70
2.90
1.72
0.11
98
99
00
97
-0.51


**EARNINGS PER SHARE**
EUR



16.1
15.6
11.4
0.7
98
99
00
01
97
-3.7


**RETURN ON SHAREHOLDERS' EQUITY, %**



16.8
15.8
12.0
4.6
2.6
97
98
99
00
01


**RETURN ON INVESTMENT, %**



9.0
8.7
7.1
3.0
1.6
97
98
99
00
01


**OPERATING PROFIT % OF NET SALES**

26,650 shares were subscribed for and paid up in November – December 2001; 20,700 of theses shares were registered on 30 January and 5,950 will be registered in February 2002. After the corresponding increases in the share capital, the Company's share capital may still increase by 784,950 new shares as a result of the 1998 warrant subscription.

In 2001, the 1998 warrants were entered into the Finnish automated book-entry securities system. On 25 June 2001, the A warrants were introduced to the main list of the Helsinki Exchanges, and the B warrants, whose subscription period started on 1 January 2002, were introduced and simultaneously combined with the A warrants as one security on 11 January 2002.

In August, 15,778 Amer Group Plc shares which had not been transferred to the book-entry system were sold on behalf of their owners following a resolution at the AGM in March. The respective funds have been deposited with the Southern Finland County Administrative Board.

At the end of the year, the Company's paid up and registered share capital totalled EUR 94,463,680 and the number of the shares in issue was 24,115,920.

The Company's market capitalisation excluding the repurchased shares stood at EUR 682.9 million at the year-end.

The Board of Directors had no outstanding authorisations to issue shares at the year-end.

**New marketing name**

In line with its strategic goals, Amer Group launched a new marketing name, Amer Sports, combined with a new logo, to be used for corporate marketing and advertising purposes. The official name of the Company, Amer Group Plc, is unchanged. The objective of the new marketing name, along with our participation in the around the world yacht race, The Volvo Ocean Race, is to further strengthen the Company's commitment to sports equipment and to enhance the profile of the Group and its brands globally.

**2002 prospects**

The outlook for the sports equipment market in 2002 is cautiously optimistic. However, a large degree of uncertainty relating to general economic conditions remains.

In addition to the economic situation, demand for sports equipment is strongly affected by sports related issues, such as product innovations in the short term and the long term development of the number of participants in a specific sport.

Amer Group's operations are balanced by its wide portfolio of sports as well as by its geographic diversification.

During the current year, the tennis equipment market is expected to grow slightly. Like last year, 2002 will be a challenging one in our golf business. The global golf equipment market is expected to remain flat compared to last year, and competition will continue to be fierce. The market for team sports equipment is expected to remain flat or to decrease slightly. The positive trend is expected to continue in winter sports, while strong demand for Suunto's sports instruments is also likely to continue.

Amer Group's objective in 2002 is to deliver a strong performance against the market background outlined above.

Amer Group's target is to become the leading player in the global sporting goods equipment market. With this in mind, the Group continues to enhance its long term growth potential through increased investment in marketing and R&D. Amer Group is also focusing on the development of its Amer Sports distribution organisation in order to benefit more widely from its diversified portfolio of sports, a concept which has been well received by the trade. In addition to organic growth, acquisitions which meet the Group's strategic aims will be considered.

NET SALES BY BUSINESS AREAS

| EUR million | 2001 | % | 2000 | Change % |
|---|---|---|---|---|
| Racquet Sports | 264.8 | 24 | 264.7 | |
| Golf | 235.9 | 21 | 257.5 | -8 |
| Team Sports | 204.7 | 19 | 194.1 | 5 |
| Winter Sports | 199.3 | 18 | 177.0 | 13 |
| Sports Instruments | 83.4 | 8 | 70.2 | 19 |
| Tobacco | 103.9 | 9 | 95.4 | 9 |
| | 1,092.0 | | 1,058.9 | 3 |
| Sold operations | 7.8 | 1 | 27.7 | |
| Total | 1,099.8 | 100 | 1,086.6 | 1 |

OPERATING PROFIT BY BUSINESS AREAS

| EUR million | 2001 | % of net sales | 2000 | % of net sales |
|---|---|---|---|---|
| Racquet Sports | 26.1 | 10 | 26.6 | 10 |
| Golf | -3.3 | - | 13.2 | 5 |
| Team Sports | 24.2 | 12 | 15.6 | 8 |
| Winter Sports | 40.2 | 20 | 38.3 | 22 |
| Sports Instruments | 10.1 | 12 | 8.2 | 12 |
| Tobacco | 9.6 | 9 | 9.3 | 10 |
| Headquarters | 0.3 | - | -8.8 | - |
| Group goodwill | -9.3 | - | -9.6 | - |
| | 97.9 | 9 | 92.8 | 9 |
| Sold operations | 0.7 | 9 | 2.1 | 8 |
| Total | 98.6 | 9 | 94.9 | 9 |

GEOGRAPHIC BREAKDOWN OF NET SALES

| EUR million | 2001 | % | 2000 | Change % |
|---|---|---|---|---|
| North America | 562.1 | 51 | 558.0 | 1 |
| Finland | 114.7 | 11 | 118.7 | -3 |
| Rest of Europe | 278.8 | 25 | 266.4 | 5 |
| Japan | 60.6 | 6 | 68.2 | -11 |
| Asia Pacific | 35.9 | 3 | 30.9 | 16 |
| Other | 47.7 | 4 | 44.4 | 7 |
| Total | 1,099.8 | 100 | 1,086.6 | 1 |

PERSONNEL BY BUSINESS AREAS

| | Average 2001 | Average 2000 | At year end 2001 | At year end 2000 |
|---|---|---|---|---|
| Wilson | 2,363 | 2,699 | 2,125 | 2,653 |
| Atomic | 647 | 632 | 633 | 613 |
| Suunto | 568 | 545 | 575 | 566 |
| Tobacco | 362 | 358 | 356 | 353 |
| Headquarters | 45 | 44 | 45 | 43 |
| | 3,985 | 4,278 | 3,734 | 4,228 |
| Sold operations | 30 | 101 | - | 99 |
| Total | 4,015 | 4,379 | 3,734 | 4,327 |

PERSONNEL BY COUNTRIES

| | At year end 2001 | At year end 2000 |
|---|---|---|
| USA | 1,418 | 1,933 |
| Finland | 675 | 721 |
| Austria | 601 | 587 |
| Canada | 269 | 292 |
| UK | 129 | 126 |
| Mexico | 81 | 100 |
| Japan | 78 | 75 |
| Germany | 68 | 61 |
| France | 66 | 72 |
| Malta | 57 | 56 |
| Other | 292 | 304 |
| Total | 3,734 | 4,327 |


43
49
44
47
51
97
98
99
00
01

**EQUITY RATIO, %**


58
38
39
35
26
97
98
99
00
01

**GEARING, %**


21.2
13.0
78.7
57.2
24.2
97
98
99
00
01

**CAPITAL EXPENDITURE**
EUR million
Acquisitions Other


4,096
3,595
4,223
4,327
3,734
97
98
99
00
01

**PERSONNEL AT YEAR END**

QUARTERLY NET SALES

| | 2001 | 2001 | 2001 | 2001 | 2000 | 2000 | 2000 | 2000 |
|---|---|---|---|---|---|---|---|---|
| EUR million | IV | III | II | I | IV | III | II | I |
| Racquet Sports | 48.2 | 73.1 | 74.1 | 69.4 | 51.4 | 70.2 | 71.5 | 71.6 |
| Golf | 38.0 | 47.5 | 89.9 | 60.5 | 46.0 | 52.8 | 89.3 | 69.4 |
| Team Sports | 41.9 | 45.6 | 49.1 | 68.1 | 48.8 | 41.7 | 44.4 | 59.2 |
| Wilson, total | 128.1 | 166.2 | 213.1 | 198.0 | 146.2 | 164.7 | 205.2 | 200.2 |
| Winter Sports | 68.2 | 91.6 | 11.1 | 28.4 | 68.7 | 74.3 | 9.4 | 24.6 |
| Sports Instruments | 22.1 | 18.4 | 23.0 | 19.9 | 20.2 | 14.8 | 18.9 | 16.3 |
| Tobacco | 26.1 | 28.3 | 27.3 | 22.2 | 26.1 | 26.3 | 24.4 | 18.6 |
| | 244.5 | 304.5 | 274.5 | 268.5 | 261.2 | 280.1 | 257.9 | 259.7 |
| Sold operations | - | - | 0.1 | 7.7 | 7.4 | 6.2 | 7.5 | 6.6 |
| Total | 244.5 | 304.5 | 274.6 | 276.2 | 268.6 | 286.3 | 265.4 | 266.3 |

QUARTERLY OPERATING PROFIT

| | 2001 | 2001 | 2001 | 2001 | 2000 | 2000 | 2000 | 2000 |
|---|---|---|---|---|---|---|---|---|
| EUR million | IV | III | II | I | IV | III | II | I |
| Wilson | 0.6 | 7.0 | 26.1 | 13.3 | 3.8 | 10.9 | 26.2 | 14.5 |
| Winter Sports | 16.8 | 28.4 | -5.2 | 0.2 | 18.1 | 22.3 | -3.0 | 0.9 |
| Sports Instruments | 2.2 | 2.3 | 3.2 | 2.4 | 2.0 | 1.0 | 3.5 | 1.7 |
| Tobacco | 2.1 | 2.6 | 2.9 | 2.0 | 2.4 | 2.3 | 3.5 | 1.1 |
| Headquarters | -2.4 | -4.3 | 8.9 | -1.9 | -5.9 | 1.0 | -1.8 | -2.1 |
| Group goodwill | -2.3 | -2.3 | -2.3 | -2.4 | -2.5 | -2.4 | -2.4 | -2.3 |
| | 17.0 | 33.7 | 33.6 | 13.6 | 17.9 | 35.1 | 26.0 | 13.8 |
| Sold operations | - | - | -0.1 | 0.8 | 0.3 | 0.4 | 1.0 | 0.4 |
| Total | 17.0 | 33.7 | 33.5 | 14.4 | 18.2 | 35.5 | 27.0 | 14.2 |

OWN SHARES

During the financial year the Parent Company has acquired own shares as follows:

| Period | Number | Accounted counter-value, EUR million | Average price, EUR |
|---|---|---|---|
| January | 191,200 | 0.8 | 26.06 |
| February | 140,000 | 0.6 | 26.35 |
| March | 59,200 | 0.2 | 26.16 |
| April | 11,400 | 0.0 | 26.46 |
| May | 191,400 | 0.8 | 24.55 |
| June | 213,800 | 0.9 | 26.76 |
| July | 44,200 | 0.2 | 27.57 |
| August | 87,400 | 0.3 | 25.91 |
| September | 137,200 | 0.5 | 24.01 |
| October | 9,200 | 0.0 | 23.08 |
| November | 22,950 | 0.1 | 26.63 |
| December | 51,550 | 0.2 | 26.53 |
| | 1,159,500 | 4.6 | |

On 10 May 2001 the Parent Company cancelled 633,000 of its own shares, the accounted counter-value of which totalled EUR 2.5 million.

# FIVE YEAR SUMMARY

| | 2001 | Change % | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|---|
| EUR million | | | | | | |
| Net sales | 1,099.8 | 1 | 1,086.6 | 825.7 | 745.5 | 789.5 |
| Overseas sales | 985.1 | 2 | 967.9 | 736.5 | 660.3 | 707.8 |
| Depreciation | 34.9 | -10 | 38.8 | 33.0 | 29.5 | 34.7 |
| Research and development costs | 22.8 | 7 | 21.3 | 10.9 | 11.0 | 12.8 |
| % of net sales | 2 | | 2 | 1 | 1 | 2 |
| Operating profit | 98.6 | 4 | 94.9 | 58.5 | 22.3 | 12.9 |
| % of net sales | 9 | | 9 | 7 | 3 | 2 |
| Net financing expenses | -9.3 | -47 | -17.4 | -15.0 | -16.9 | -21.8 |
| % of net sales | 1 | | 2 | 2 | 2 | 3 |
| Profit/loss before extraordinary items | 89.3 | 15 | 77.5 | 43.5 | 5.4 | -8.9 |
| % of net sales | 8 | | 7 | 5 | 1 | - |
| Profit before taxes | 89.3 | 15 | 77.5 | 43.5 | 2.7 | 3.8 |
| % of net sales | 8 | | 7 | 5 | - | - |
| Taxes | 20.5 | 77 | 11.6 | 1.9 | 2.8 | 4.5 |
| Capital expenditure | 24.2 | -58 | 57.2 | 78.7 | 13.0 | 21.2 |
| % of net sales | 2 | | 5 | 10 | 2 | 3 |
| Divestments | 12.7 | -16 | 15.1 | 5.2 | 10.8 | 54.3 |
| Fixed assets | 435.8 | -3 | 448.6 | 417.9 | 345.6 | 403.7 |
| Inventories | 155.2 | -4 | 161.3 | 141.7 | 132.5 | 157.6 |
| Receivables | 282.4 | | 282.0 | 245.8 | 186.3 | 211.6 |
| Liquid funds | 28.5 | -30 | 40.6 | 69.8 | 50.4 | 55.3 |
| Shareholders' equity and minority interest | 469.3 | 5 | 448.8 | 384.3 | 348.1 | 355.0 |
| Interest-bearing liabilities | 143.0 | -27 | 195.2 | 221.5 | 181.8 | 260.6 |
| Interest-free liabilities | 289.6 | | 288.5 | 269.4 | 184.9 | 212.6 |
| Balance sheet total | 901.9 | -3 | 932.5 | 875.2 | 714.8 | 828.2 |
| Return on investment (ROI), % | 16.8 | | 15.8 | 12.0 | 4.6 | 2.6 |
| Return on shareholders' equity (ROE), % | 15.6 | | 16.1 | 11.4 | 0.7 | -3.7 |
| Equity ratio, % | 51 | | 47 | 44 | 49 | 43 |
| Debt to equity ratio (equity includes reserves) | 0.3 | | 0.4 | 0.6 | 0.5 | 0.7 |
| Gearing, % | 26 | | 35 | 39 | 38 | 58 |
| Average personnel | 4,015 | -8 | 4,379 | 3,834 | 3,990 | 4,536 |
| Average personnel outside Finland | 3,318 | -9 | 3,661 | 3,429 | 3,587 | 4,115 |

# STATEMENT OF INCOME

| | | CONSOLIDATED | | PARENT COMPANY | |
|---|---|---|---|---|---|
| | | 2001 | 2000 | 2001 | 2000 |
| EUR million | | | | | |
| NET SALES | | 1,099.8 | 1,086.6 | - | - |
| Change in inventories of finished goods | | | | | |
| increase (+), decrease (-) | | -1.1 | 4.2 | - | - |
| Production for own use | | 18.8 | 19.1 | - | - |
| Share of the associated companies' profit | | -1.9 | -0.3 | - | - |
| Other operating income | | 20.7 | 9.5 | 9.5 | 14.1 |
| EXPENSES | | | | | |
| Materials and supplies: | | | | | |
| Purchases during the period | | 556.4 | 540.3 | - | - |
| Increase (-) or decrease (+) in inventories | | 8.1 | -8.0 | - | - |
| External charges | | 14.5 | 6.2 | - | - |
| Total materials and supplies | | 579.0 | 538.5 | - | - |
| Wages, salaries and social expenditure | 1) | 204.0 | 214.8 | 4.5 | 4.8 |
| Depreciation | 2) | 34.9 | 38.8 | 0.8 | 0.8 |
| Other expenses | | 219.8 | 232.1 | 9.7 | 7.6 |
| Total expenses | | 1,037.7 | 1,024.2 | 15.0 | 13.2 |
| OPERATING PROFIT/LOSS | | 98.6 | 94.9 | -5.5 | 0.9 |
| Financing income and expenses | 3) | -9.3 | -17.4 | 62.8 | 28.7 |
| PROFIT BEFORE EXTRAORDINARY ITEMS | | 89.3 | 77.5 | 57.3 | 29.6 |
| Extraordinary items | 4) | - | - | 4.9 | -14.1 |
| Group contribution | | - | - | 32.3 | 20.1 |
| PROFIT BEFORE APPROPRIATIONS AND TAXES | | 89.3 | 77.5 | 94.5 | 35.6 |
| Appropriations | | - | - | 0.1 | 0.3 |
| Taxes | 5) | -20.5 | -11.6 | -20.4 | -5.5 |
| Minority interest | | -0.3 | -0.1 | - | - |
| NET PROFIT FOR THE PERIOD | | 68.5 | 65.8 | 74.2 | 30.4 |

# CASH FLOW STATEMENT

| EUR million | CONSOLIDATED 2001 | CONSOLIDATED 2000 | PARENT COMPANY 2001 | PARENT COMPANY 2000 |
|---|---|---|---|---|
| CASH FLOW FROM OPERATING ACTIVITIES | | | | |
| Operating profit/loss | 98.6 | 94.9 | -5.5 | 0.9 |
| Depreciation | 34.9 | 38.8 | 0.8 | 0.8 |
| Other income and expenses not involving cash payments | -6.2 | -7.9 | -4.5 | -9.4 |
| Cash flow from operating activities before change in working capital | 127.3 | 125.8 | -9.2 | -7.7 |
| Increase (-) or decrease (+) in inventories | 9.1 | -8.4 | - | - |
| Increase (-) or decrease (+) in short-term trade receivables | 3.2 | -19.7 | -1.2 | 0.5 |
| Increase (+) or decrease (-) in interest-free short-term liabilities | -12.8 | 2.9 | 2.6 | 0.1 |
| Change in working capital | -0.5 | -25.2 | 1.4 | 0.6 |
| Cash flow from operating activities before financing items and taxes | 126.8 | 100.6 | -7.8 | -7.1 |
| Paid interest | -15.3 | -24.7 | -14.1 | -23.8 |
| Interest received from operations | 3.2 | 5.0 | 2.0 | 21.1 |
| Paid direct taxes | -21.5 | -6.2 | -12.9 | -2.5 |
| Financing items and taxes | -33.6 | -25.9 | -25.0 | -5.2 |
| Total cash flow from operating activities | 93.2 | 74.7 | -32.8 | -12.3 |
| CASH FLOW FROM INVESTING ACTIVITIES | | | | |
| Company acquisitions | - | -27.8 | - | -22.4 |
| Company disposals | 23.2 | - | - | - |
| Investments in fixed assets | -24.2 | -29.4 | -0.4 | - |
| Income from sale of fixed assets | 0.6 | 2.9 | 0.1 | 0.4 |
| Other long-term investments | - | - | -0.7 | - |
| Income from sale of other long-term investments | 12.1 | 12.2 | 12.1 | 13.1 |
| Loans granted | - | - | -1.0 | - |
| Interest received from investments | 0.1 | 0.2 | - | 0.1 |
| Dividends received from investments | - | - | 24.6 | 18.8 |
| Cash flow from investing activities | 11.8 | -41.9 | 34.7 | 10.0 |
| CASH FLOW FROM FINANCING ACTIVITIES | | | | |
| Issue of shares | 1.2 | 9.5 | 1.2 | 9.5 |
| Repurchases of own shares | -31.1 | -11.7 | -31.1 | -11.7 |
| Change in short-term loans | 3.2 | -23.6 | 30.3 | -26.6 |
| Withdrawals of long-term loans | - | 78.3 | - | 73.0 |
| Current repayments of long-term loans | -64.5 | -68.6 | -59.0 | -60.5 |
| Change in short-term receivables | -0.4 | - | 48.8 | 33.3 |
| Dividend distribution | -23.9 | -14.3 | -23.9 | -14.3 |
| Group contribution received | - | - | 20.1 | 12.1 |
| Other financing items *) | -2.6 | -33.5 | -2.6 | -33.5 |
| Cash flow from financing activities | -118.1 | -63.9 | -16.2 | -18.7 |
| CHANGE IN LIQUID FUNDS | -13.1 | -31.1 | -14.3 | -21.0 |
| Liquid funds | | | | |
| Liquid funds at year end | 28.5 | 40.6 | 5.7 | 20.0 |
| Liquid funds at year beginning | 41.6 | 71.7 | 20.0 | 41.0 |
| Change in liquid funds | -13.1 | -31.1 | -14.3 | -21.0 |

The above figures cannot be directly traced from the balance sheet due to acquisitions/divestments of subsidiaries and changes in rates of exchange.

*) Including for example cash flow from hedging intercompany balance sheet items

# BALANCE SHEET

| EUR million | Note | CONSOLIDATED 2001 | CONSOLIDATED 2000 | PARENT COMPANY 2001 | PARENT COMPANY 2000 |
|---|---|---|---|---|---|
| **ASSETS** | | | | | |
| **FIXED ASSETS AND OTHER LONG-TERM INVESTMENTS** | 8) | | | | |
| INTANGIBLE FIXED ASSETS | 6) | | | | |
| Intangible rights | | 12.9 | 14.2 | 0.1 | 0.2 |
| Goodwill | | 208.1 | 222.1 | - | - |
| Other capitalised expenditure | | 6.9 | 6.7 | - | - |
| | | 227.9 | 243.0 | 0.1 | 0.2 |
| TANGIBLE FIXED ASSETS | 6) | | | | |
| Land and water | | 18.6 | 18.8 | 2.3 | 2.3 |
| Buildings and constructions | | 78.7 | 75.6 | 15.5 | 15.9 |
| Machinery and equipment | | 51.1 | 46.4 | 0.4 | 0.4 |
| Other tangible fixed assets | | 0.6 | 0.7 | 0.6 | 0.6 |
| Advances paid and construction in progress | | 2.9 | 13.1 | - | - |
| | | 151.9 | 154.6 | 18.8 | 19.2 |
| OTHER LONG-TERM INVESTMENTS | | | | | |
| Investments in subsidiaries | 7) | - | - | 221.7 | 186.9 |
| Investments in associated companies | 7) | 2.3 | 8.4 | 2.0 | 8.3 |
| Receivables from associated companies | 9) | - | 0.5 | - | 0.5 |
| Other bonds and shares | | 4.0 | 7.6 | 3.9 | 6.3 |
| Deferred tax assets | 10) | 19.1 | 19.2 | - | - |
| Other receivables | | 5.7 | 2.4 | 2.0 | - |
| Investments in own shares | 11) | 24.9 | 12.9 | 24.9 | 12.9 |
| | | 56.0 | 51.0 | 254.5 | 214.9 |
| **TOTAL FIXED ASSETS AND OTHER LONG-TERM INVESTMENTS** | | 435.8 | 448.6 | 273.4 | 234.3 |
| **CURRENT ASSETS** | | | | | |
| INVENTORIES | | | | | |
| Raw materials and consumables | | 37.5 | 36.1 | - | - |
| Work in progress | | 7.2 | 7.7 | - | - |
| Finished goods | | 110.5 | 117.5 | - | - |
| | | 155.2 | 161.3 | - | - |
| RECEIVABLES | | | | | |
| Accounts receivable | | 236.7 | 234.0 | 0.2 | 0.1 |
| Receivables from subsidiaries | 9) | - | - | 360.9 | 364.0 |
| Receivables from associated companies | 9) | - | 0.1 | - | 0.1 |
| Loans receivable | | 0.8 | 0.3 | - | - |
| Deferred tax assets | 10) | 18.5 | 15.3 | - | - |
| Other receivables | | 10.1 | 18.6 | 0.6 | 9.6 |
| Prepaid expenses and accrued income | 12) | 16.3 | 13.7 | 1.0 | 1.1 |
| | | 282.4 | 282.0 | 362.7 | 374.9 |
| MARKETABLE SECURITIES | | | | | |
| Other securities | | 1.5 | 14.5 | 1.5 | 14.5 |
| CASH AND CASH EQUIVALENTS | | 27.0 | 26.1 | 4.3 | 5.5 |
| **TOTAL CURRENT ASSETS** | | 466.1 | 483.9 | 368.5 | 394.9 |
| **ASSETS** | | 901.9 | 932.5 | 641.9 | 629.2 |

# BALANCE SHEET

| EUR million | Note | CONSOLIDATED 2001 | CONSOLIDATED 2000 | PARENT COMPANY 2001 | PARENT COMPANY 2000 |
|---|---|---|---|---|---|
| **SHAREHOLDERS' EQUITY AND LIABILITIES** | | | | | |
| **SHAREHOLDERS' EQUITY** | 13) | | | | |
| Share capital | | 96.5 | 98.8 | 96.5 | 98.8 |
| Share issue | | 0.1 | - | 0.1 | - |
| Premium fund | | 180.5 | 177.1 | 180.5 | 177.1 |
| Revaluation fund | | 2.9 | 2.9 | - | - |
| Fund for own shares | | 24.9 | 12.9 | 24.9 | 12.9 |
| Retained earnings | | 84.7 | 80.3 | 34.5 | 59.5 |
| Net profit for the period | | 68.5 | 65.8 | 74.2 | 30.4 |
| **TOTAL SHAREHOLDERS' EQUITY** | | 458.1 | 437.8 | 410.7 | 378.7 |
| **MINORITY INTEREST** | | 11.2 | 11.0 | - | - |
| **ACCUMULATED APPROPRIATIONS** | | | | | |
| Accumulated depreciation in excess of plan | 14) | - | - | 1.5 | 1.6 |
| **PROVISION FOR CONTINGENT LOSSES** | | | | | |
| Provision for pension liability | | 0.4 | 0.4 | 0.4 | 0.3 |
| Provision for tax liability | | 0.3 | 1.7 | 0.3 | 1.7 |
| Other provisions for contingent losses | | 2.1 | 2.3 | - | - |
| **TOTAL PROVISION FOR CONTINGENT LOSSES** | | 2.8 | 4.4 | 0.7 | 2.0 |
| **LIABILITIES** | 15) | | | | |
| LONG-TERM LIABILITIES | 16) | | | | |
| Loans from financial institutions | | 62.8 | 112.0 | 62.4 | 110.6 |
| Pension loans | | 6.8 | 8.0 | 6.1 | 7.0 |
| Deferred tax liabilities | 10) | 14.3 | 22.8 | - | - |
| Other long-term debt | 17) | 9.1 | 12.0 | 0.7 | 0.4 |
| | | 93.0 | 154.8 | 69.2 | 118.0 |
| SHORT-TERM LIABILITIES | | | | | |
| Bonds | 18) | - | 37.4 | - | 37.4 |
| Other interest-bearing liabilities | 18) | 69.6 | 30.2 | 66.7 | 26.4 |
| Advances received | | 0.1 | 0.1 | - | - |
| Accounts payable | | 75.6 | 78.5 | 0.3 | 0.2 |
| Payables to subsidiaries | 19) | - | - | 80.6 | 58.2 |
| Deferred tax liabilities | 10) | 1.8 | 8.7 | - | - |
| Other short-term liabilities | 20) | 69.7 | 73.2 | 0.2 | 0.2 |
| Accrued liabilities | 21) | 120.0 | 96.4 | 12.0 | 6.5 |
| | | 336.8 | 324.5 | 159.8 | 128.9 |
| **TOTAL LIABILITIES** | | 429.8 | 479.3 | 229.0 | 246.9 |
| **SHAREHOLDERS' EQUITY AND LIABILITIES** | | 901.9 | 932.5 | 641.9 | 629.2 |

## ACCOUNTING POLICIES

The results are prepared in accordance with Finnish law. The results are reported in Euros using the historical cost convention, modified by the revaluation of certain fixed assets.

### Principles of consolidation

The consolidated results include all Finnish and foreign subsidiaries in which the Parent Company owns directly or indirectly more than 50% of the voting rights and associated companies in which the Group holds 20 to 50% of the voting rights. The results of companies acquired during the financial year under review are included in the Group's accounts from the date of acquisition. The results of discontinued operations are included up to the date of disposal.

Subsidiaries' results are consolidated using the acquisition accounting method. The difference between the acquisition cost and the underlying value of net assets of subsidiaries acquired is partly written off against the subsidiaries' fixed assets. The proportion exceeding current values is stated as a separate goodwill item. The goodwill arising on acquisitions is amortised over its useful life. This varies from five to twenty years depending on the strategic significance of the asset. However, the goodwill of Wilson Sporting Goods Co. is amortised, as originally planned, according to American principles over a period of 40 years.

All intercompany transactions are eliminated. Minority interests are separated from profits and are presented in the statement of income. Minority interests are also shown as a separate balance sheet item.

Associated companies are accounted for in the consolidated results using the equity accounting method. The Company's share of its associated companies' profit is included in the consolidated statement of income taking into account dividends received and goodwill amortised. The Group's share of post acquisition net reserves is added to the cost of associated company investments and to retained earnings in the consolidated balance sheet.

### Net sales

Net sales represent the invoiced value of goods sold and services provided, less excise tax, value added tax and discounts and adding or deducting currency differences.

### Inventories and work in progress

Inventories and work in progress are stated at the lower of cost or realisable value. Cost is determined on a first-in-first-out basis. The cost of manufactured products includes direct labour and a proportion of production overheads.

Realisable value is the amount, which can be realised in the normal course of business after allowing for selling costs.

### Foreign currencies

The Parent Company and its subsidiaries record foreign currency transactions at the rates of exchange prevailing at the transaction date. Assets and liabilities, which are denominated in foreign currencies outside the Euro zone are translated at the average rate of exchange confirmed by the European Central Bank in effect at the balance sheet date. Foreign currency items denominated in the national currencies of states in the Euro zone are translated at the irrevocable conversion rates confirmed by the European Central Bank as at 31 December 1998.

Exchange rate gains and losses related to financing operations are reported at their net values as financing income and expenses.

Changes in the value of instruments used to hedge against currency and interest rate risks are recognised in the statement of income and accrued interest is reported as financing income and expenses. Open hedging instruments are valued at the average rate of exchange prevailing at the balance sheet date. They are presented in the statement of income at that date except for forward contracts relating to the Group's net cash flow, which are presented in the statement of income when the cash flow is received.

Financial risk management, see page 46.

### Foreign Group companies

Foreign subsidiaries' assets and liabilities are translated into Euros at the rates of exchange confirmed by the European Central Bank in effect at the balance sheet date. Foreign subsidiaries' income statements have been translated into Euros using average exchange rates during the financial year. Exchange rate differences arising on the translation of foreign subsidiaries' opening equity are charged to retained earnings.

Foreign subsidiaries' equity is partly hedged applying the equity hedging method using currency-denominated financial instruments. Exchange rate differences from these operations are matched against each subsidiary's translated equity.

The following exchange rates have been used in the Group's consolidated accounts:

| | Statement of Income | | Balance Sheet | |
|---|---|---|---|---|
| | 2001 | 2000 | 12/01 | 12/00 |
| USD | 0.90 | 0.92 | 0.88 | 0.93 |
| CAD | 1.39 | 1.37 | 1.41 | 1.40 |
| JPY | 108.68 | 99.32 | 115.23 | 106.94 |
| GBP | 0.62 | 0.61 | 0.61 | 0.62 |

### Fixed assets

*Fixed assets are stated at cost less accumulated depreciation.* Certain land, building and other investment balance sheet values also include revaluation, which is presented in the notes to the balance sheet.

Depreciation is calculated on a straight-line basis in order to write off the cost or revalued amounts of fixed assets over their expected useful lives, which are as follows:

| | |
|---|---|
| Intangible rights and other capitalised expenditure | 5-15 years |
| Goodwill | 5-40 years |
| Buildings | 40 years |
| Machinery and equipment | 3-10 years |

Land is not depreciated.

### Provision for contingent losses

Future costs and losses which the company has an obligation to settle and which are certain or likely to occur are disclosed in the statement of income under an appropriate expense heading. They are presented in the balance sheet as provisions for contingent losses when the precise amount and timing is not known. In other cases they are presented as accrued liabilities.

### Leasing

The Group has neither significant finance nor operating leasing agreements. Operating leasing payments are treated as rentals.

### Research and development costs

Research and development costs are charged as expenses in the statement of income in the period that they are incurred.

### Pension liabilities

The Parent Company's and its domestic subsidiaries' employees pension and related fringe benefit arrangements are administered by a pension insurance company and recorded as determined by actuarial calculations and payments to the insurance company.

A minor part of the cost of supplementary pensions is borne directly by the Parent Company. Annual payments are expensed, and pension liabilities are included in provision for contingent losses.

Foreign subsidiaries administer their pension schemes and record pension obligations according to local practice.

### Extraordinary items

Extraordinary income and expenses arise from other than normal course of business, the items being material and non-recurring, for example profits and costs from sold operations.

### Appropriations

*Changes in voluntary provisions and in depreciation differences* comprised of appropriations in subsidiaries accounts are presented in the consolidated financial statements as a change in deferred tax liability and as an adjustment to profit in accordance with each subsidiary's effective domestic tax rate.

The accumulated appropriations are presented in the consolidated balance sheet as a deferred tax liability and as retained earnings, and an allocation is made taking into account any minority interest.

### Taxes

Taxes include taxes for the period calculated on the basis of profit for the period or the dividend distribution and in accordance with each company's domestic tax law. They also include paid or received taxes for prior periods.

Deferred tax assets or liabilities arising from temporary differences between the tax basis of an asset or liability and its carrying amount on the balance sheet are determined by applying the tax rate at the end of financial period or at the estimated date of tax payment. The most significant temporary differences arise from losses carried forward, depreciation differences, provisions for contingent losses, revaluation and intercompany profits in inventory. The deferred tax assets and liabilities arising from consolidation are recognised in the Group's balance sheet if it is probable that tax effects will occur. A deferred tax liability is recognised in relation to taxes that would be payable on unremitted earnings from subsidiaries if a profit distribution is likely to take place. A deferred tax asset arising from losses is recognised to the extent that it is probable that the losses can be utilised in future years. Changes in deferred tax assets and liabilities are charged to the statement of income.

# NOTES TO THE STATEMENT OF INCOME

| EUR million | CONSOLIDATED 2001 | CONSOLIDATED 2000 | PARENT COMPANY 2001 | PARENT COMPANY 2000 |
|---|---|---|---|---|
| **1. WAGES, SALARIES AND SOCIAL EXPENDITURE** | | | | |
| Wages and salaries | 168.2 | 177.1 | 3.6 | 3.8 |
| Social expenditure | | | | |
| Pensions and pension fees | 8.5 | 8.2 | 0.6 | 0.6 |
| Other social security | 27.3 | 29.5 | 0.3 | 0.4 |
| | 204.0 | 214.8 | 4.5 | 4.8 |
| Salaries and remuneration of the Board of Directors and the Presidents, | 6.3 | 7.5 | | |
| of which salaries and remuneration of the Presidents | 6.1 | 7.4 | | |

With the exception of the President, members of the Board do not have contractual retirement benefits with the Company. The Parent Company's President and the Finnish subsidiary's President have retirement benefits with 60 years' retirement age.

| EUR million | CONSOLIDATED 2001 | CONSOLIDATED 2000 | PARENT COMPANY 2001 | PARENT COMPANY 2000 |
|---|---|---|---|---|
| **2. DEPRECIATION** | | | | |
| Depreciation according to plan | | | | |
| Intangible rights | 2.1 | 2.1 | 0.1 | - |
| Goodwill | 9.9 | 10.4 | - | - |
| Other capitalised expenditure | 0.8 | 0.5 | - | - |
| Buildings and constructions | 4.9 | 5.3 | 0.6 | 0.7 |
| Machinery and equipment | 17.2 | 20.5 | 0.1 | 0.1 |
| | 34.9 | 38.8 | 0.8 | 0.8 |
| **3. FINANCING INCOME AND EXPENSES** | | | | |
| Dividends received from subsidiaries | - | - | 24.6 | 20.8 |
| Other financing income on long-term investments | 0.2 | 0.2 | 0.1 | 0.1 |
| Other interest and financing income from subsidiaries | - | - | 15.8 | 26.8 |
| Other interest and financing income | 3.4 | 4.9 | 2.6 | 3.9 |
| Value adjustments on long-term investments | - | - | 35.0 | - |
| Exchange rate losses | -0.3 | -0.8 | -0.4 | -0.2 |
| Interest and other financing expenses to subsidiaries | - | - | -3.7 | -3.0 |
| Other interest and financing expenses | -12.6 | -21.7 | -11.2 | -19.7 |
| | -9.3 | -17.4 | 62.8 | 28.7 |
| **4. EXTRAORDINARY ITEMS** | | | | |
| Gain on mergers | - | - | 0.3 | - |
| Reinstatement of loan | - | - | 4.6 | - |
| Cost of divested operations | - | - | - | -14.1 |
| | - | - | 4.9 | -14.1 |
| **5. DIRECT TAXES** | | | | |
| Income taxes for the period | -25.4 | -6.2 | -10.0 | -3.1 |
| Income taxes for prior periods | -10.5 | -2.2 | -10.3 | -2.3 |
| Other direct taxes | -0.1 | -0.1 | -0.1 | -0.1 |
| Change in deferred tax liabilities | 15.5 | -3.1 | - | - |
| | -20.5 | -11.6 | -20.4 | -5.5 |
| Income taxes on ordinary operations | -20.5 | -11.6 | -9.7 | -2.2 |
| Income taxes on extraordinary items | - | - | -10.7 | -3.3 |
| | -20.5 | -11.6 | -20.4 | -5.5 |

# NOTES TO THE BALANCE SHEET

6. FIXED ASSETS

GROUP

| EUR million | Intan-gible rights | Goodwill | Other capital-ised expen-diture | Land and water | Buildings and con-structions | Machin-ery and equip-ment | Other tangible fixed assets | Advances paid and construc-tion in progress |
|---|---|---|---|---|---|---|---|---|
| Initial cost or revaluation, 1 January 2001 | 26.7 | 298.2 | 13.6 | 18.8 | 124.2 | 209.0 | 0.7 | 13.1 |
| Additions | 0.8 | - | 0.8 | - | 5.2 | 10.9 | - | 5.7 |
| Disposals | -0.3 | -17.8 | -0.1 | -0.4 | -10.3 | -22.2 | - | - |
| Transfers | - | - | - | - | 4.8 | 11.1 | -0.1 | -16.2 |
| Exchange differences | - | 13.6 | 0.5 | 0.2 | 2.4 | 6.0 | - | 0.3 |
| Balance, 31 December 2001 | 27.2 | 294.0 | 14.8 | 18.6 | 126.3 | 214.8 | 0.6 | 2.9 |
| Accumulated depreciation, 1 January 2001 | 12.5 | 76.1 | 6.9 | - | 48.6 | 162.6 | - | - |
| Depreciation during the period | 2.1 | 9.9 | 0.8 | - | 4.9 | 17.2 | - | - |
| Disposals | -0.3 | -4.0 | -0.1 | - | -6.8 | -20.9 | - | - |
| Exchange differences | - | 3.9 | 0.3 | - | 0.9 | 4.8 | - | - |
| Balance, 31 December 2001 | 14.3 | 85.9 | 7.9 | - | 47.6 | 163.7 | - | - |
| Balance sheet value, 31 December 2001 | 12.9 | 208.1 | 6.9 | 18.6 | 78.7 | 51.1 | 0.6 | 2.9 |

PARENT COMPANY

| EUR million | Intan-gible rights | Goodwill | Other capital-ised expen-diture | Land and water | Buildings and con-structions | Machin-ery and equip-ment | Other tangible fixed assets | Advances paid and construc-tion in progress |
|---|---|---|---|---|---|---|---|---|
| Initial cost or revaluation, 1 January 2001 | 0.2 | - | 0.2 | 2.3 | 25.9 | 2.7 | 0.6 | - |
| Additions | - | - | - | - | 0.2 | 0.1 | - | - |
| Disposals | - | - | -0.1 | - | - | - | - | - |
| Balance, 31 December 2001 | 0.2 | - | 0.1 | 2.3 | 26.1 | 2.8 | 0.6 | - |
| Accumulated depreciation, 1 January 2001 | - | - | 0.2 | - | 10.0 | 2.3 | - | - |
| Depreciation during the period | 0.1 | - | - | - | 0.6 | 0.1 | - | - |
| Disposals | - | - | -0.1 | - | - | - | - | - |
| Balance, 31 December 2001 | 0.1 | - | 0.1 | - | 10.6 | 2.4 | - | - |
| Balance sheet value, 31 December 2001 | 0.1 | - | - | 2.3 | 15.5 | 0.4 | 0.6 | - |

## 7. INVESTMENTS IN SUBSIDIARIES AND GROUP HOLDINGS IN ASSOCIATED COMPANIES
31 DECEMBER 2001

| AMER GROUP PLC SUBSIDIARIES | Group holding % | Parent holding % | Book value EUR million |
|---|---|---|---|
| Amer Holding Company, Chicago, USA | 100.0 | 100.0 | 99.1 |
| Atomic Ski USA Inc., Amherst, USA | 100.0 | | |
| Wilson Sporting Goods Co., Chicago, USA | 100.0 | | |
| Amer Sports Canada Inc., Belleville, Canada | 100.0 | | |
| Amer Sports Deutschland GmbH, Gräfelfing, Germany | 100.0 | | |
| Amer Sports France S.A., Paris, France | 100.0 | 33.0 | |
| Grupo Wilson, S.A. de C.V., Mexico City, Mexico | 100.0 | | |
| Asesoria Deportiva Especializada, S.A. de C.V., Mexico City, Mexico | 100.0 | | |
| Wilson Sporting Goods Co. de Mexico, S.A. de C.V., Mexico City, Mexico | 100.0 | | |
| Wilbras LTDA., Sao Paulo, Brazil | 100.0 | | |
| Wilson Japan, Inc., Tokyo, Japan | 100.0 | | |
| Wilson Sporting Goods Asia Pacific Pte Ltd, Singapore | 100.0 | | |
| Wilson Sporting Goods Australia Pty Ltd, Braeside, Australia | 100.0 | | |
| Wilson Sporting Goods Company Limited, Irvine, Scotland | 100.0 | | |
| Wilson Sporting Goods CS Ltd., Prague, Czech Republic | 100.0 | | |
| Wilson Sporting Goods Espana, S.A., Barcelona, Spain | 100.0 | | |
| Wilson Sporting Goods HK Limited, Hong Kong | 100.0 | | |
| Wilson Sporting Goods Korea, Ltd., Seoul, Korea | 100.0 | | |
| Wilson Sporting Goods (Malaysia) Sdn Bhd, Kuala Lumpur, Malaysia | 100.0 | | |
| Wilson Sporting Goods (Thailand) Company Limited, Bangkok, Thailand | 49.0 [1] | | |
| Amer Sport AG, Littau, Switzerland | 100.0 | 100.0 | 0.1 |
| Amer Sports Suomi Oy, Helsinki, Finland | 100.0 | 100.0 | 0.9 |
| Amer Sports Sverige AB, Malmö, Sweden | 100.0 | | |
| Amer Tobacco Ltd, Tuusula, Finland | 100.0 | 100.0 | 2.1 |
| Amer Tobacco As, Tallinn, Estonia | 100.0 | | |
| Amera Oy, Helsinki, Finland | 100.0 | 100.0 | |
| Amernet Holding B.V., Rotterdam, The Netherlands | 100.0 | 100.0 | 15.4 |
| Atomic Austria GmbH, Altenmarkt, Austria | 95.0 | 95.0 | 33.7 |
| Kiinteistö Oy Autoprint, Helsinki, Finland | 61.7 | 61.7 | 3.0 |
| Suunto Oy, Espoo, Finland | 100.0 | 100.0 | 65.4 |
| Amerb Oy, Helsinki, Finland | 100.0 | | |
| Amerc Oy, Helsinki, Finland | 100.0 | | |
| Ilotulitus Oy, Tuusula, Finland | 100.0 | | |
| Suunto Holding B.V., Rotterdam, The Netherlands | 100.0 | | |
| FitzWright Holdings Ltd., Langley, B.C., Canada | 100.0 | | |
| Bare Sportswear Corp., Wellington, USA | 100.0 | | |
| FitzWright Company Ltd., Langley, B.C., Canada | 100.0 | | |
| FitzWright Europe (Malta) Ltd., Malta | 100.0 | | |
| Suunto Benelux B.V., Roosendaal, The Netherlands | 60.0 | | |
| Suunto AG, Biel, Switzerland | 100.0 | | |
| Recta AG, Biel, Switzerland | 100.0 | | |
| Suunto France S.A., Strasbourg, France | 100.0 | | |
| Suunto USA Inc., Carlsbad, USA | 100.0 | | |
| Ursuk Oy, Turku, Finland | 60.0 | | |
| Varpat Patentverwertungs AG, Littau, Switzerland | 100.0 | 100.0 | 2.0 |
| Non-operating companies | | | - |
| Total | | | 221.7 |

| INVESTMENTS IN ASSOCIATED COMPANIES | | | |
|---|---|---|---|
| Kiinteistö Oy Mannerheimintie 40, Helsinki, Finland | 25.7 | 25.7 | 2.3 |
| Viking Optical Ltd, Suffolk, England | 25.0 | | |

[1] 85.0% of votes

| EUR million | CONSOLIDATED 2001 | CONSOLIDATED 2000 | PARENT COMPANY 2001 | PARENT COMPANY 2000 |
|---|---|---|---|---|

8. REVALUATION INCLUDED IN FIXED ASSETS

| | | | | |
|---|---|---|---|---|
| Land and water | 1.4 | 1.4 | 0.4 | 0.4 |
| Buildings and constructions | 1.5 | 1.6 | 0.8 | 0.8 |
| Bonds and shares | 0.6 | 2.2 | 0.6 | 2.2 |
| | 3.5 | 5.2 | 1.8 | 3.4 |

9.

RECEIVABLES FROM SUBSIDIARIES/
ASSOCIATED COMPANIES

| | | | | |
|---|---|---|---|---|
| Accounts receivable | - | - | 0.9 | - |
| Loans | - | - | 327.7 | 343.7 |
| Prepaid expenses | - | - | 32.3 | 20.3 |
| Receivables from subsidiaries | - | - | 360.9 | 364.0 |
| | | | | |
| Loans | - | 0.5 | - | 0.5 |
| Prepaid expenses | - | 0.1 | - | 0.1 |
| Receivables from associated companies | - | 0.6 | - | 0.6 |

10. DEFERRED TAX ASSETS AND TAX LIABILITIES

| | | |
|---|---|---|
| Deferred tax assets | | |
| Losses carried forward | 22.3 | 25.3 |
| Provisions for contingent losses | 0.4 | 0.3 |
| Other | 14.9 | 8.9 |
| | 37.6 | 34.5 |
| Deferred tax liabilities | | |
| Accumulated appropriations | 4.7 | 4.8 |
| Other | 11.4 | 26.7 |
| | 16.1 | 31.5 |

At 31 December 2001 there were losses carried forward of EUR 32.3 million (2000: EUR 51.4 million) for which no deferred tax asset was recognised.

11. INVESTMENTS IN OWN SHARES

| | | | | |
|---|---|---|---|---|
| Number | | | 968,300 | 441,800 |
| Accounted counter-value | | | 3.9 | 1.8 |
| Cost | | | 24.9 | 12.9 |

| | CONSOLIDATED 2001 | CONSOLIDATED 2000 | PARENT COMPANY 2001 | PARENT COMPANY 2000 |
|---|---|---|---|---|

12. PREPAID EXPENSES AND ACCRUED INCOME

| EUR million | | | | |
|---|---|---|---|---|
| Prepaid taxes | 6.5 | 2.9 | 0.2 | 0.5 |
| Prepaid interest | 0.7 | 0.5 | 0.7 | 0.5 |
| Prepaid advertising and promotion | 2.7 | 2.9 | - | - |
| Other | 6.4 | 7.4 | 0.1 | 0.1 |
| | 16.3 | 13.7 | 1.0 | 1.1 |

13. SHAREHOLDERS' EQUITY

| GROUP | Share capital | Share issue | Premium fund | Revaluation fund | Fund for own shares | Retained earnings | Total |
|---|---|---|---|---|---|---|---|
| Balance at 31 December 1999 | 82.7 | - | 183.7 | 2.9 | - | 104.9 | 374.2 |
| Bonus issue | 14.6 | | -14.6 | | | | 0.0 |
| Targeted share issue | 1.5 | | 8.0 | | | | 9.5 |
| Dividend distribution | | | | | | -14.3 | -14.3 |
| Translation differences | | | | | | 2.6 | 2.6 |
| Repurchases of own shares | | | | | 12.9 | -12.9 | 0.0 |
| Net profit for the period | | | | | | 65.8 | 65.8 |
| Balance at 31 December 2000 | 98.8 | - | 177.1 | 2.9 | 12.9 | 146.1 | 437.8 |
| Targeted share issue | 0.2 | 0.1 | 0.9 | | | | 1.2 |
| Decrease of share capital | -2.5 | | 2.5 | | -17.9 | | -17.9 |
| Write-down of revaluation | | | | | | -1.6 | -1.6 |
| Dividend distribution | | | | | | -23.9 | -23.9 |
| Translation differences | | | | | | 4.4 | 4.4 |
| Repurchases of own shares | | | | | 29.9 | -29.9 | 0.0 |
| Other | | | | | | -10.4 | -10.4 |
| Net profit for the period | | | | | | 68.5 | 68.5 |
| Balance at 31 December 2001 | 96.5 | 0.1 | 180.5 | 2.9 | 24.9 | 153.2 | 458.1 |

Distributable earnings at 31 December 2001 EUR 150.6 million

| PARENT COMPANY | Share capital | Share issue | Premium fund | Revaluation fund | Fund for own shares | Retained earnings | Total |
|---|---|---|---|---|---|---|---|
| Balance at 31 December 1999 | 82.7 | - | 183.7 | - | - | 86.8 | 353.2 |
| Bonus issue | 14.6 | | -14.6 | | | | 0.0 |
| Targeted share issue | 1.5 | | 8.0 | | | | 9.5 |
| Dividend distribution | | | | | | -14.3 | -14.3 |
| Repurchases of own shares | | | | | 12.9 | -12.9 | 0.0 |
| Net profit for the period | | | | | | 30.4 | 30.4 |
| Balance at 31 December 2000 | 98.8 | - | 177.1 | - | 12.9 | 89.9 | 378.7 |
| Targeted share issue | 0.2 | 0.1 | 0.9 | | | | 1.2 |
| Decrease of share capital | -2.5 | | 2.5 | | -17.9 | | -17.9 |
| Write-down of revaluation | | | | | | -1.6 | -1.6 |
| Dividend distribution | | | | | | -23.9 | -23.9 |
| Repurchases of own shares | | | | | 29.9 | -29.9 | 0.0 |
| Net profit for the period | | | | | | 74.2 | 74.2 |
| Balance at 31 December 2001 | 96.5 | 0.1 | 180.5 | - | 24.9 | 108.7 | 410.7 |

14. ACCUMULATED DEPRECIATION IN EXCESS OF PLAN

| EUR million | PARENT COMPANY 2001 | PARENT COMPANY 2000 |
|---|---|---|
| Buildings and constructions | 1.4 | 1.5 |
| Machinery and equipment | 0.1 | 0.1 |
| | 1.5 | 1.6 |

15. THE CURRENCY MIX OF LOANS AT 31 DECEMBER 2001

| USD | CAD | JPY | GBP | Other |
|---|---|---|---|---|
| 79% | 8% | 4% | 3% | 6% |

16. LONG-TERM LIABILITIES (INTEREST-BEARING)

| | Outstanding | Repayment dates | | | |
|---|---|---|---|---|---|
| | 31 Dec 01 | 2002 | 2003 | 2004-2006 | 2007 and after |
| EUR million | | | | | |
| Loans from financial institutions | 115.7 | 52.9 | 28.6 | 34.2 | - |
| Pension loans | 7.9 | 1.1 | 1.1 | 3.2 | 2.5 |
| Other long-term debt | 3.9 | 0.1 | - | - | 3.8 |
| | 127.5 | 54.1 | 29.7 | 37.4 | 6.3 |

| | CONSOLIDATED | | PARENT COMPANY | |
|---|---|---|---|---|
| | 2001 | 2000 | 2001 | 2000 |
| EUR million | | | | |
| **17. OTHER LONG-TERM DEBT** | | | | |
| Interest-bearing | 3.8 | 7.6 | - | - |
| Interest-free | 5.3 | 4.4 | 0.7 | 0.4 |
| | 9.1 | 12.0 | 0.7 | 0.4 |
| **18. INTEREST-BEARING SHORT-TERM LIABILITIES** | | | | |
| Commercial Papers | 12.9 | - | 12.9 | - |
| Current repayments of long-term loans | 54.1 | 64.5 | 53.5 | 63.4 |
| Other interest-bearing short-term debt | 2.6 | 3.1 | 0.3 | 0.4 |
| | 69.6 | 67.6 | 66.7 | 63.8 |
| **19. PAYABLES TO SUBSIDIARIES** | | | | |
| Short-term liabilities | - | - | 76.3 | 58.2 |
| Accrued liabilities | - | - | 4.3 | - |
| | - | - | 80.6 | 58.2 |
| **20. OTHER SHORT-TERM LIABILITIES** | | | | |
| Excise tax | 33.9 | 33.8 | - | - |
| Value added tax | 17.5 | 19.7 | - | - |
| Direct taxes | 1.1 | - | - | - |
| Other interest-free liabilities | 17.2 | 19.7 | 0.2 | 0.2 |
| | 69.7 | 73.2 | 0.2 | 0.2 |
| **21. ACCRUED LIABILITIES** | | | | |
| Accrued personnel costs | 40.5 | 34.5 | 1.1 | 1.1 |
| Accrued taxes | 22.7 | - | 8.9 | 0.2 |
| Accrued interest | 1.6 | 4.0 | 1.5 | 3.9 |
| Accrued rent | 5.8 | 6.2 | - | - |
| Accrued advertising and promotion | 13.9 | 13.3 | - | - |
| Other | 35.5 | 38.4 | 0.5 | 1.3 |
| | 120.0 | 96.4 | 12.0 | 6.5 |

CONTINGENT LIABILITIES AND SECURED ASSETS

| | CONSOLIDATED | | PARENT COMPANY | |
|---|---|---|---|---|
| | 2001 | 2000 | 2001 | 2000 |
| EUR million | | | | |
| Charges on assets | | | | |
| Pension loans covered | - | 8.7 | - | 8.7 |
| book value of charges on assets | - | 9.1 | - | 9.1 |
| Mortgages pledged | | | | |
| Pension loans and loans from financial institutions covered | 8.0 | 8.7 | 7.0 | 8.7 |
| nominal value of mortgages pledged | 14.4 | 14.3 | 12.2 | 12.6 |
| Other group liabilities: | | | | |
| nominal value of mortgages pledged | 2.9 | 4.7 | 0.9 | 2.7 |
| Total nominal value of mortgages pledged | 17.3 | 19.0 | 13.1 | 15.3 |
| Guarantees | | | | |
| Subsidiaries | - | - | 15.2 | 14.2 |
| Other | - | 1.4 | - | 1.4 |
| | - | 1.4 | 15.2 | 15.6 |
| Liabilities for leasing and rental agreements | | | | |
| Business premises in 2002/2001 | 9.3 | 8.4 | - | 0.4 |
| Other in 2002/2001 | 2.3 | 2.4 | 0.1 | 0.1 |
| Business premises for later years | 40.1 | 40.1 | - | 0.7 |
| Other for later years | 3.9 | 3.9 | - | - |
| | 55.6 | 54.8 | 0.1 | 1.2 |
| Other contingent liabilities | 40.9 | 41.7 | - | - |

There are no guarantees or contingencies given for the management of the Company, for the shareholders or for the associated companies.

NOTIONAL AMOUNTS OF DERIVATIVE FINANCIAL INSTRUMENTS

| | CONSOLIDATED | | PARENT COMPANY | |
|---|---|---|---|---|
| | 2001 | 2000 | 2001 | 2000 |
| EUR million | | | | |
| Nominal value | | | | |
| Foreign exchange forward contracts | 306.6 | 310.8 | 399.4 | 406.2 |
| Forward rate agreements | 50.0 | 0.0 | 50.0 | 0.0 |
| Fair value | | | | |
| Foreign exchange forward contracts [1] | 1.9 | 10.7 | 0.2 | 9.5 |
| Forward rate agreements [2] | 0.0 | 0.0 | 0.0 | 0.0 |

[1] Foreign exchange gains and losses on forward contracts are calculated by valuing the forward contract at the average spot rate at the closing date and comparing that with the original amount calculated by using the spot rate prevailing at the beginning of the contract. The interest rate differential of the forward contract is accrued over the life of the contract as a part of financial income or expenses. Foreign exchange contracts intended to hedge forecast currency flows are not valued at the closing date.

[2] The realised interest rate differentials of closed forward rate agreements are accrued over the life of the contracts and booked to interest income or expense. The revaluation of open forward rate agreements is not booked to the statement of income. The valuation difference at closing is shown as a liability in the notes to the balance sheet. The forward rate agreement is valued by comparing the agreed interest rate with a corresponding market rate at closing.

# CALCULATION OF KEY INDICATORS

EARNINGS PER SHARE:

$$\frac{\text{Profit/loss before extraordinary items - taxes +/- minority interest}}{\text{Average number of shares adjusted for the bonus element of share issues}}$$

EQUITY PER SHARE:

$$\frac{\text{Shareholders' equity}}{\text{Number of shares at year end adjusted for the bonus element of share issues}}$$

DIVIDEND PER SHARE:

$$\frac{\text{Total dividend}}{\text{Number of shares at year end adjusted for the bonus element of share issues}}$$

DIVIDEND % OF EARNINGS:

$$100 \times \frac{\text{Adjusted dividend}}{\text{Adjusted earnings}}$$

EFFECTIVE YIELD, %:

$$100 \times \frac{\text{Adjusted dividend}}{\text{Adjusted share price}}$$

P/E RATIO:

$$\frac{\text{Adjusted share price}}{\text{Adjusted earnings per share}}$$

MARKET CAPITALISATION:

Number of shares at year end multiplied by share price at closing date

RETURN ON CAPITAL EMPLOYED (ROCE), %:

$$100 \times \frac{\text{Operating profit}}{\text{Capital employed}^{1)}}$$

RETURN ON INVESTMENT (ROI), %:

$$100 \times \frac{\text{Profit/loss before extraordinary items + interest and other financing expenses}}{\text{Balance sheet total less interest-free liabilities}^{2)}}$$

RETURN ON SHAREHOLDERS' EQUITY (ROE), %:

$$100 \times \frac{\text{Profit/loss before extraordinary items - taxes}}{\text{Shareholders' equity + minority interest}^{3)}}$$

EQUITY RATIO, %:

$$100 \times \frac{\text{Shareholders' equity + minority interest}}{\text{Balance sheet total}}$$

GEARING, %:

$$100 \times \frac{\text{Interest-bearing liabilities - liquid funds}^{4)}}{\text{Shareholders' equity + minority interest}}$$

Shareholders' equity and numbers of shares exclude own shares.

1) Capital employed = fixed assets + working capital excluding receivables and payables relating to interest and taxes, calculated as monthly average of the financial period
2) Monthly average of the financial period
3) Average of the financial period
4) Cash, cash equivalents and marketable securities

# FINANCIAL RISK MANAGEMENT

Amer Group's financial risk management is governed by a financial strategy approved by the Board of Directors, including principles and risk limits relating to its balance sheet structure, banking relations and risk management. Financial risks are discussed by the Board of Directors at least once a year. In addition, the Group has a Financial Committee which meets once a month and monitors that the principles accepted by the Board are being followed. Group Treasury's management agrees with the divisions and subsidiaries on how these principles are applied to each unit's individual needs.

Group Treasury is in charge of arranging finance at competitive terms using appropriate equity and debt instruments. Foreign exchange and interest rate risks are managed so that they do not unintentionally risk shareholder value, the Company's results or the equity ratio. Group Treasury is also responsible for Group insurance. While Group Treasury is not a profit centre as such, various benchmarking methods are used to assess its performance.

**Financial structure**

The Group aims to sustain a balanced and varied financial structure. Excessive loan maturity concentrations are avoided. Financing is raised from various sources, and Amer Group's visibility in capital markets is maintained by regular issuance of, for example, commercial paper. The Group's financial agreements include covenants pertaining to for example the use of pledges, equal treatment of all financiers and certain key financial ratios. The Group's financial costs are optimised in relation to the goals stated for its financial structure and risk management.

All Group debt is raised through the parent company. The Group's intention is to build long-term relationships with major financiers and financial arrangers extending over business and economic cycles to ensure that it is able to react rapidly in the event of unanticipated funding requirements.

**Liquidity risk**

Short-term liquidity is managed through commercial paper programs and committed credit facilities. Any extra liquidity is placed in short term debt instruments accepted by the Financial Committee. The Group uses cash pools in major currency areas in order to optimise liquidity.

**Currency risk**

The Group's foreign exchange position consists of internal and external foreign currency denominated assets and liabilities, forward foreign exchange and currency option contracts, the share capital of various subsidiaries, currency accounts and other currency denominated items.

Amer Group's most significant currency risks result from the fact that products are sold in local currencies, while purchasing takes place mainly in US dollars. The Group purchases approximately USD 100 million worth of products a year, the most important currencies being the Euro, the British pound, the Japanese yen and Canadian dollar. The majority of its products are manufactured in the Far East. Thus the value of currencies in this region has an impact on the cost of purchases, although sourcing agreements are mainly denominated in US dollars. In addition to its main currencies, the Group is also exposed to several Asian and Latin American currencies.

The Group's foreign exchange management is centralised within the parent company. Subsidiaries hedge their forecast currency flows in partnership with Group Treasury. Hedge maturities may vary case by case, but most subsidiaries use forward foreign exchange contracts on a rolling 12-month basis so that hedged volumes represent 30-70% of the forecast currency purchases or sales in the next 12 months. Each major subsidiary has its own foreign exchange policy. Limits have been defined for Group Treasury's foreign exchange position and market value and risks are monitored on a daily basis. Uncovered currency or interest rate options are not permitted.

Financing the subsidiaries in local currencies creates a currency risk in the parent company, which is hedged. The Parent Company uses its Euro-dominated equity and debts to finance its subsidiaries. The impact of hedging may be significant if Euro interest rates differ considerably from those of a subsidiary's domestic currency. The interest differential between the Euro and the US dollar is particularly important to Amer Group. In 2001 this differential led to a cost of approximately EUR 1.1 million.

The risk inherent in subsidiaries' equity is hedged as to 0-50% as decided by the Financial Committee.

Most payments between subsidiaries are executed through internal netting.

**Interest rate risk**

The Group's structural interest rate position is calculated by estimating a maturity for all balance sheet items either based on their contractual maturity or their intended or estimated economic lifetime. A position's risk is estimated by calculating the duration and net present value of assets and liabilities and calculating their sensitivity to a one percent change in interest rates. The Company's structural interest rate risk is minor.

The interest rate differential between Euro and dollar is a significant risk for Amer Group due to hedging of the US dollar-denominated part of the balance sheet. Group treasury uses both forward rate agreements and swaps to manage its interest rate risk position.

**Insurance**

Group insurance is covered by global property and liability insurance. Local insurance arrangements are used to cover local needs arising from, for example, country-specific legal requirements.

# CORPORATE GOVERNANCE

The work of Amer Group's Board of Directors and the Company's administrative practices are largely in compliance with the corporate governance guidelines for the administration of listed companies as recommended by the Helsinki Exchanges, and prepared jointly by the Finnish Central Chamber of Commerce and the Confederation of Industry and Employers.

**The duties and responsibilities of the Board of Directors**

The Board of Directors' duties and responsibilities are primarily based on the Finnish Companies Act and the Company's Articles of Association. All matters of key importance to the Group are decided by the Board of Directors. These include approving and confirming strategic guidelines, confirming annual budgets and business plans as well as deciding on major investments and disposals.

**Election and terms of Board members**

The Articles of Association provide that the Group's Board consists of no less than five and no more than seven members. The current Board comprises seven members: the Group's President and six expert members not primarily employed by the Group.

Board members are elected by the Annual General Meeting, which generally takes place in March. According to the Articles of Association, the Annual General Meeting shall convene annually before the end of June. The term of a Board member is three years so that one third of the members, or the number nearest to that, shall resign each year. The date for the beginning or expiration of a member's term is the date of the Annual General Meeting.

The Board of Directors elects a Chairman and a Vice Chairman for a term of one year. The Board meets on average once a month during the year. While most meetings are held at the Company's headquarters in Helsinki, a number of Board meetings take place at the Group's other offices when the Board is visiting the Group's divisions.

**President**

The President is appointed by the Board of Directors. Since 1996 Mr Roger Talermo has acted as the Company's President and Chief Executive Officer and as a member of the Board.

**Business organisation and responsibilities**

In addition to the Parent Company, Amer Group comprises Wilson Sporting Goods Company, Atomic Austria GmbH, Suunto Oy and Amer Tobacco Ltd along with their subsidiaries.

These subsidiaries are all managed by Boards of Directors comprising principally the Group's President and CFO as well as the subsidiary's President. In addition, they have management teams of their own. Responsibilities and duties are detailed on page 51.

For reporting purposes, the Group has been organised into six business areas: racquet sports, golf, team sports, winter sports, sports instruments and tobacco. Teletekno operated as a separate business area until it was sold at the end of March.

Product distribution is organised through sales companies which the Group has in 26 countries. Some of these sales companies, mainly in Europe, operate under the name Amer Sports. In other countries, independent importers and distributors undertake product distribution. In line with Group strategy, the objective is that the wholly owned sales companies and major independent importers distribute the Group's full range of products.

**Salaries and remuneration**

In 2001 the aggregate remuneration received by the members of the Board was EUR 0.15 million. The 2001 AGM approved the annual remuneration of the Board as follows: Chairman EUR 31,955, Vice Chairman EUR 21,864 and other members EUR 18,500, in addition EUR 252 is paid for attendance at a Board meeting. No compensation is paid to the President of the Company in respect of Board membership. In 2001, the President's total compensation amounted to EUR 705,567.

With the exception of the President, members of the Board do not have contractual retirement benefits with the Company. The Parent Company's President has supplemental retirement benefits with a retirement age of 60. Certain employees at Group Headquarters and some executives in the Finnish subsidiaries have early retirement rights. The overseas subsidiaries have local pension arrangements.

The Group has a long-term incentive plan covering 38 persons in executive and senior positions in the Parent Company and its subsidiaries as at 31 December 2001. In addition, the Group has an annual bonus scheme which includes a large number of employees.

The Group's management incentive scheme introduced in 1998 is detailed on page 20. With the exception of the President, members of the Board are not included in these incentive schemes.

Board members held a total of 806,843 (2000: 806,843) shares or 3.35% (3.27%) of the total shares in issue as at 31 December 2001.

**Insider register**

In 1996 Amer Group adopted a set of guidelines on insider shareholdings based on the Financial Supervision Authority's 1996 regulations relating to the application of the Securities Markets Act with regard to listed companies. At the beginning of 2000 these guidelines were amended to achieve full compliance with the new regulations on insider shareholdings, prepared by the Helsinki Exchanges, the Central Chamber of Commerce and the Confederation of Industry and Employers. The Group's insider register is maintained on the Finnish Central Securities Depository Ltd's SIRE system.

**Audit**

PricewaterhouseCoopers is responsible for the audit of majority of Group companies globally. The auditors of Amer Group Plc, SVH Pricewaterhouse Coopers Ltd., are responsible for instructing and co-ordinating the audit in all Group companies. The auditor in charge of the audit of Amer Group Plc is Mr Göran Lindell. The fact that the Group has no separate internal audit function of its own reflects the scope and content of the audit.

# ENVIRONMENT AND SOCIAL RESPONSIBILITY

Amer Group takes both environmental issues and social responsibilities very seriously in its day to day activities.

Responsibility for implementing environmental policies lies with the Group's individual business areas. They are responsible for ensuring that all the company's operations and facilities not only meet the requirements set by authorities but also comply with all applicable environmental laws and publicly approved practices. A further aim is to take into account the risks associated with environmental hazards in the business planning process.

As to human rights, working conditions and child labor, the Group and its businesses manage their operations in a socially responsible manner following the applicable laws, meeting the requirements set by authorities and implementing publicly approved practices.

**Wilson**

At Wilson, potential environmental risks are minimised through regular reviews of its manufacturing operations both by management and outside consultants. Overall, the company does not use significant amounts of environmentally hazardous raw materials in its manufacturing processes. The company recycles raw materials and products whenever it is feasible to do so.

Wilson purchases raw materials, components and a significant part of its finished products from third party suppliers. All suppliers' manufacturing facilities are inspected regularly by the company's sourcing personnel. The inspections cover working conditions, salary levels and hiring procedures to ensure that suppliers are in compliance with the applicable US and local laws and public policies. The company does not use any facility which does not comply with Wilson's working conditions policy or that exploits children in its workforce.

**Atomic**

At Atomic, environmental measures are aimed at avoiding production of waste materials and reducing energy consumption to a minimum. As for recycling and disposal of old skis, Atomic recommends incineration as the best method of waste disposal both ecologically and economically, as opposed to separation and recycling of ski parts. Atomic implements the principle not to use child labor both in its own operations, and those of its sub-contractors and suppliers.

**Suunto**

No environmentally hazardous refuse materials are generated in Suunto's production of sports instruments, and the company and its suppliers do not use child labor in their workforce either.

**Amer Tobacco**

At Amer Tobacco, the focus in environmental terms is on optimising the use of raw materials and energy as a result of which its levels of pollution and waste are clearly below the industry average. As to the issue of tobacco related health risks, a company statement appears on page 18.

# PROPOSAL OF THE BOARD OF DIRECTORS

As stated in the consolidated balance sheet as at 31 December 2001, the Group's distributable earnings amount to EUR 150,557,000. Distributable earning as stated in the Parent Company balance sheet as at 31 December 2001 total EUR 108,730,342.02.

The Board of Directors is recommending to the Annual General Meeting that a dividend of EUR 1.10 per share, totalling EUR 26,556,827, be paid for the 2001 financial year.

No dividend will be paid for the shares owned by the Company.

Helsinki, 7 February 2002

Pekka Kainulainen | Tauno Huhtala | Felix Björklund

Ilkka Brotherus | Tuomo Lähdesmäki | Timo Maasilta

Roger Talermo
President & CEO

# AUDITOR'S REPORT

**To the Shareholders of Amer Group Plc**

We have audited the accounting, the financial statements and the corporate governance of Amer Group Plc for the period from 1 January to 31 December 2001. The financial statements, which include the report of the Board of Directors, consolidated and parent company income statements, balance sheets and notes to the financial statements, have been prepared by the Board of Directors and the President. Based on our audit we express an opinion on these accounts and on corporate governance.

We have conducted the audit in accordance with Finnish Standards on Auditing. Those standards require that we perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the management as well as evaluating the overall financial statement presentation. The purpose of our audit of corporate governance is to examine that the members of the Board of Directors and the President have legally complied with the rules of the Companies' Act.

In our opinion the financial statements have been prepared in accordance with the Accounting Act and other rules and regulations governing the preparation of financial statements. The financial statements give a true and fair view, as defined in the Accounting Act, of both the consolidated and parent company's result of operations as well as of the financial position. The financial statements with the consolidated financial statements can be adopted and the members of the Board of Directors and the President of the parent company can be discharged from liability for the period audited by us. The proposal by the Board of Directors regarding the distributable earnings is in compliance with the Companies' Act.

Helsinki, 7 February 2002

**SVH Pricewaterhouse Coopers Ltd.**
Authorised Public Accountants

Göran Lindell
Authorised Public Accountant

# ORGANISATION

## BOARD OF DIRECTORS

**Chairman:**
Pekka Kainulainen, 60
Member since 1985, Vice Chairman 1995-97,
Chairman since 1997
Term 2001-2003
Holdings: 2,753 Amer shares

**Vice Chairman:**
Tauno Huhtala, 63
LHX Consulting Oy, Partner
Member since 1986, Vice Chairman since 1997
Term 1999-2001
Holdings: 440 Amer shares

**Members:**

Felix Björklund, 58
Nordic Capital, Partner
Member since 1999
Term 1999-2001
Holdings: 2,000 Amer shares

Ilkka Brotherus, 50
Sinituote Oy, Managing Director
Member since 2000
Term 2000-2002
Holdings: 800,000 Amer shares

Tuomo Lähdesmäki, 44
M.Sc. (Eng.), MBA
Member since 2000
Term 2000-2002
Holdings: 1,000 Amer shares

Timo Maasilta, 47
The Land and Water Technology Foundation,
Chairman
Member since 1986
Term 2000-2002
Holdings: 650 Amer shares

Roger Talermo, 46
Amer Group Plc, President & CEO since 1996
Member since 1996
Term 2001-2003
No holdings
Warrants: 110,000 (1998)

## GROUP HEADQUARTERS

PRESIDENT & CEO
Roger Talermo

SENIOR VICE PRESIDENT & CFO
Pekka Paalanne

TREASURY & INVESTOR RELATIONS
Jari Melgin

CONTROL
Kai Tihilä

COMMUNICATIONS
Max Alfthan

CORPORATE PLANNING
Eero Alperi

## WILSON

PRESIDENT
Jim Baugh

FINANCE & ADMINISTRATION
Steve Millea

RACQUET SPORTS
John Embree

GOLF
Luke Reese

TEAM SPORTS
Chris Considine

INTERNATIONAL MARKETS
Steve Millea

EUROPE & AMER SPORTS
Kari Kauniskangas

JAPAN
Matt Gold

## ATOMIC

PRESIDENT
Michael Schineis

FINANCE & ADMINISTRATION
David Taylor

R&D AND PRODUCTION
Rupert Huber

MARKETING & SALES
Thomas Zettler

## SUUNTO

PRESIDENT
Dan W. Colliander

FINANCE & ADMINISTRATION
Mika Harjuaho

MARKETING
Claes Björkstén

R&D AND PRODUCTION
Ari Nikkola

## AMER TOBACCO

PRESIDENT
Jukka Ant-Wuorinen

MARKETING
Jan-Erik Grönlund

PRODUCTION
Kari Kanerva

FINANCE
Raimo Sinisalo

ADMINISTRATION & CORPORATE AFFAIRS
Kalle Soikkanen

# NEWS IN 2001 IN BRIEF

**January**
A total of 441,800 of the Company's own shares were repurchased during 2000. The purchases were based on the AGM resolution on 9 March 2000.

Wilson and the Irish golf professional Padraig Harrington renewed their agreement for the next three years. In the final European Tour 2001 statistics he finished second and achieved first place in the stroke average index.

Wilson closed its tennis ball manufacturing plant in South Carolina and moved its production to Thailand. The decision to relocate was prompted by the rise of raw material and labor costs in the US as well as prevailing market conditions.

Wilson launched a new iWound golf ball, which features a solid lattice structure over the solid core.

Wilson introduced a new Deep Red driver featuring its Fat Shaft technology.

**February**
The results for the 2000 financial year were published on 7 February. Net sales increased by 32% to EUR 1,086.6 million and operating profit by 62% to EUR 94.9 million. The Board of Directors proposed to the Annual General Meeting that a dividend of EUR 1.00 per share be distributed.

The Board of Directors decided to propose to the Annual General Meeting an authorisation to purchase and to dispose of the Company's own shares. The Board of Directors also proposed that 633,000 of its own shares recently acquired by the Company be cancelled.

Amer decided to participate in The Volvo Ocean Race, one of the most respected and toughest offshore races in the world. The race was chosen as a tool to raise the profile of the Company and its global brands and to build the Group's internal team spirit worldwide.

**March**
The number of its own shares repurchased by Company since 10 November totalled 773,000. These purchases were based on the AGM 2001 resolution.

The Company signed a new EUR 100 million domestic Commercial Paper Programme.

The Annual General Meeting approved the Report of the Board of Directors and the financial statements for the year ended 31 December 2000. The AGM also approved the Board's dividend proposal, the proposal to purchase and to dispose of the Company's own shares and the proposal to cancel the repurchased shares. Two Board members, Mr Pekka Kainulainen and Mr Roger Talermo were re-elected for the term 2001-2003. Mr Pekka Kainulainen was elected Chairman and Mr Tauno Huhtala Vice Chairman of the Board.

Atomic decided to build a new research and development centre for winter sports equipment in Altenmarkt, Austria.

The Atomic Racing Team won the Men's Alpine Skiing World Cup overall title and all the individual disciplines in the 2000/2001 season. Hermann Maier won the overall title for the third time in a row; he was ranked No. One in Downhill, Super-G and Giant Slalom. The Slalom was won by Benjamin Raich. In the competition between ski manufacturers Atomic was ranked first for the fourth year in a row.

Amer developed the Sports General Index to monitor the market capitalisation of sporting goods companies compared to the Dow Jones Industrial Average and HEX portfolio indices. It can be viewed at the Company's website.

The Teletekno business was sold to a group of investment companies and the company's current management and Amer remained a minority shareholder in the newly established company with a 19% shareholding.

**April**
On 5 April, the Board of Directors resolved to start to repurchase the Company's own shares. The number of own shares repurchased during the year 2001 on the basis of the authorisation given by the AGM on 7 March 2001 totalled 968,300.

Lazard Asset Management Ltd notified the Company that its holdings in Amer Group Plc had decreased to less than 5%.

**May**
The first Interim report for the period January – March was released on 3 May. Net sales were up by 4% and amounted to EUR 276.2 million, and operating profit totalled EUR 14.4 million (2000: EUR 14.2 million).

A total of 633,000 Amer Group Plc shares were cancelled on the basis of the AGM's resolution. The corresponding decrease in the Company's share capital of EUR 2,532,000 was registered by the Finnish Trade Register on 10 May.

A total of 21,000 Amer Group Plc shares were subscribed for on the basis of the 1998 A warrants. The corresponding increase in the Company's share capital of EUR 84,000 was registered on 11 May.

Silchester International Investors Limited notified the Company that its holding in Amer Group Plc had increased to 10.27%.

**June**
In line with its strategic goals, Amer Group launched a new marketing name Amer Sports, together with a new logo, to be used for corporate marketing and advertising purposes.

Amer Group Plc's A warrants of its stock option plan 1998 were introduced to the main list of the Helsinki Exchanges.

**July**

A total of 7,500 Amer Group Plc shares were subscribed for on the basis of the 1998 A warrants. The corresponding increase in the Company's share capital of EUR 30,000 was registered on 31 July.

**August**

Amer Group Plc recognised a gain of USD 8 million due to the settlement of certain patent infringement lawsuits in the US.

Wilson introduced its new Triad tennis racquet technology.

Mr Mika Harjuaho was appointed Vice President, Finance, of Suunto Oy, effective as of 1 August.

The second Interim report for the January – June period was released on 9 August. Net sales were up by 4% to EUR 550.8 million and operating profit by 16% to EUR 47.9 million.

Following a resolution at the AGM in March, 15,778 shares which had not been transferred to the book-entry system were sold on behalf of their owners.

**September**

A total of 9,900 Amer Group Plc shares were subscribed for on the basis of the 1998 A warrants. The corresponding increase in the Company's share capital of EUR 39,600 was registered on 20 September.

Mr Max Alfthan was appointed Vice President, Communications, of Amer Group Plc, effective 15 October.

**October**

The Company's financial calendar for the year 2002 was announced: the results for the 2001 financial year will be released on 7 February, the Annual Report will be published during week 10 and the interim results will be issued for the periods January to March on 7 May, January to June on 6 August and January to September on 5 November, respectively.

**November**

The third Interim report for the January – September period was released on 1 November. Net sales were up by 5% to EUR 855.3 million and operating profit by 6% to EUR 81.6 million.

Suunto introduced its first new generation sports specific instrument Suunto M9, a first in a line of M products for mariners.

**December**

No news reported.


www.VolvoOceanRace.org



In order to enhance the profile of Amer Sports and its brands, the Company decided to participate in the Volvo Ocean Race, one of the world's most respected and toughest offshore races. During 2001, Amer Sports One and Amer Sports Too, which were christened in line with the Company's new branding, sailed from Southampton, England, to Sydney, Australia.

# ADDRESSES

**AMER GROUP PLC**
Mäkelänkatu 91
00610 Helsinki
P.O. Box 130, FIN-00601 Helsinki
FINLAND
Tel. +358 9 725 7800
Fax +358 9 7257 8200
E-mail:
amer.communications@amersports.com
www.amersports.com

**WILSON**
Wilson Sporting Goods Co.
8700 W. Bryn Mawr Ave
Chicago, Illinois 60631
USA
Tel. +1 773 714 6400
Fax +1 773 714 4565
E-mail: info@wilsonsports.com
www.wilsonsports.com

**ATOMIC**
Atomic Austria GmbH
Lackengasse 301
AT-5541 Altenmarkt
AUSTRIA
Tel. +43 6452 3900 0
Fax +43 6452 3900 12
E-mail: mail@atomic.at
www.atomicsnow.com
www.atomicsnowboarding.com
www.oxygensnowboards.com

**SUUNTO**
Suunto Oy
Valimotie 7
FIN-01510 Vantaa
FINLAND
Tel. +358 9 875 870
Fax +358 9 8758 7300
www.suunto.com

**SALES OFFICES**

**Europe**
Atomic Austria GmbH
Lackengasse 301
AT-5541 Altenmarkt
AUSTRIA
Tel. +43 6452 3900 0
Fax +43 6452 3900 12
E-mail: mail@atomic.at

Wilson Sporting Goods CS s.r.o.
V Chotejnì 7/700
CZ-102 00 Prague 10
CZECH REPUBLIC
Tel. +420 2 7270 0963/7270 0964
Fax +420 2 7270 4216

Amer Sports Suomi Oy
Valimotie 7
FIN-01510 Vantaa
FINLAND
Tel. +358 9 8758 7400
Fax +358 9 8758 7401

Ilotulitus Oy
Vanha Hämeentie 340
04300 TUUSULA
P.O. Box 29, FIN-04301 Tuusula
FINLAND
Tel. +358 9 274 6640
Fax +358 9 275 0361
E-mail: ilotulitus@ilotulitus.fi
www.ilotulitus.fi

Ursuk Oy
Teollisuuskatu 34
20520 Turku
P.O. Box 15, FIN-20521 Turku
FINLAND
Tel. +358 2 274 3550
Fax +358 2 237 7430
E-mail: info@ursuk.com
www.ursuk.com

Amer Sports France
Z.I. Petite Montagne Sud
54 rue du Cantal CE 1812
FR-91018 Evry Cedex
FRANCE
Tel. +33 1 6086 2222
Fax +33 1 6086 0551
E-mail: info.atomicfrance@amer.de,
info.wilsonfrance@amer.de,
info.oxygenfrance@amer.de
www.dynamic.fr

Suunto Europe s.a.r.l
19, rue des Frères Lumière
FR-67087 Strasbourg Cedex 2
FRANCE
Tel. +33 3 902 074 30
Fax +33 3 902 074 40
E-mail: info@suuntoeurope.com
www.suuntoeurope.com

Amer Sports Europe
Am Kirchenhölzl 13
DE-82166 Gräfelfing
GERMANY
Tel. +49 89 89 801 01
Fax +49 89 89 801 129

Amer Sports Deutschland GmbH
Am Kirchenhölzl 13
DE-82166 Gräfelfing
GERMANY
Tel. +49 89 89 801 02
Fax +49 89 89 801 129

FitzWright Europe (Malta) Ltd.
Factory B 19, Bulebel Industrial Estate
Zetjun
MALTA
Tel. +356 693 323
Fax +356 693 343

Suunto Benelux B.V.
Energieweg 27
NL-4691 Se Tholen
THE NETHERLANDS
Tel. +31 166 601 060
Fax +31 166 606 167
E-mail: info@suunto.nl

Amer Sports Spain S.A.
C/ Del Atlàntic, 115
Nave A.5.1, (Z.A.L.)
ES-08040 Barcelona
SPAIN
Tel. +34 93 262 51 00
Fax +34 93 262 51 01

Amer Sports Sverige AB
Västkustvägen 7
SE-211 24 Malmö
SWEDEN
Tel. +46 40 680 2600
Fax +46 40 680 2601

Recta AG
Rue du Viaduc 3
CH-2501 Biel
SWITZERLAND
Tel. +41 32 328 4060
Fax +41 32 328 4069
E-mail: info@recta.ch
www.recta.ch

Amer Sports UK Ltd.
1 Tanners Yard
London Road
Bagshot
GB-Surrey GU19 5HD
UNITED KINGDOM
Tel. +44 1294 316 200
Fax +44 1294 316 255/6

**Japan**
Wilson Japan, Inc.
3-3 Aizumi-cho
Shinjuku-ku
Tokyo, 160-8558
JAPAN
Tel. +81 3 5368 1617
Fax +81 3 5368 1619

**United States**
Atomic Ski USA, Inc.
9 Columbia Drive
Amherst, New Hampshire 03031
USA
Tel. +1 603 880 6143
Fax +1 603 880 6099
E-mail: info@atomicski.com
www.atomicski.com

DeMarini Sports, Inc.
6435 NW Croeni Road
Hillsboro, Oregon 97124
USA
Tel. +1 503 531 5500
Fax +1 503 531 5501
www.demarini.com

Suunto USA, Inc.
2151 Las Palmas Drive, Suite F
Carlsbad, California 92009
USA
Tel. +1 760 931 6788
Fax +1 760 931 9875
E-mail: info@suuntousa.com
www.suuntousa.com

**Rest of the World**
Wilson Sporting Goods Australia Pty. Ltd.
16-18 Lakewood Blvd
P.O. Box 333
Braeside, Victoria 3195
AUSTRALIA
Tel. +61 3 9587 2284
Fax +61 3 9587 2289
E-mail: info@wilsonsports.com.au
www.wilsonsports.com.au

Wilson Brazil
Av. Brigadeiro Faria Lima, 2391
11th and 12th Floor
Jd. Paulistano
São Paulo/SP 01452-000
BRAZIL
Tel. +55 11 3094 1938
Fax +55 11 3816 6883

Amer Sports Canada
145 Shields Court
Markham, Ontario L3R 9T5
CANADA
Tel. +1 905 470 9966
Fax +1 905 470 7315
E-mail: info@wilsoncanada.com
www.wilsoncanada.com

FitzWright Co. Ltd.
5760 Production Way
Langley, B.C. V3A 4N4
CANADA
Tel. +1 604 533 7848
Fax +1 604 530 8812
www.bare-wetsuits.com

Wilson Sporting Goods (Korea) Co. Ltd.
3rd Floor, NamDo Building
No. 53-4, Chungdam-Dong, Kangnam-ku
Seoul 135-100
KOREA
Tel. +82 2 545 7348
Fax +82 2 547 5464

Wilson Sporting Goods Co. de Mexico, S.A. de C.V.
Constituyentes 1000 1er Piso
Colonia Lomas Altas
MEXICO, D.F. C.P. 11950
Tel. +52 55 259 4242
Fax +52 55 257 1905
E-mail: gfranco@wilsonsportsla.com

Wilson Sporting Goods Co.
Kaohsiung Branch
14F-2, 6 Ming-Chuan 2nd Road
Chien-Chen, Kaohsiung 806
Taiwan
REPUBLIC OF CHINA
Tel. +886 7 336 5088
Fax +886 7 331 1090
E-mail: wsg123@ms34.hinet.net

Wilson Sporting Goods Co.
Taichung Branch
26-2, Road 18th
Taichung Industrial Park, Taichung
Taiwan
REPUBLIC OF CHINA
Tel. +886 4 2359 5363
Fax +886 4 2359 5702

Wilson Sporting Goods (Malaysia) Sdn Bhd
Asia Pacific Division
Jalan Anggerik Mokara 31/50
Kota Kemuning Section 31
40460 Shah Alam
Selangor
MALAYSIA
Tel. +6 03 524 8000
Fax +6 03 524 9000
E-mail: wsgmsia@wilsonsports.com.my

Wilson Sporting Goods Africa
62 Wierda Road East
Wierda Valley
Sandton 2146
SOUTH AFRICA
Tel. +27 11 784 1793
Fax +27 11 784 1794
E-mail: wilson.africa@mweb.co.za

Wilson Sporting Goods (Thailand) Co. Ltd.
49 Moo 9, Soi Youyen, Ramintra Road
Tarang District, Bangkhen
Bangkok 10230
THAILAND
Tel. +662 943 6700
Fax +662 943 6866
E-mail: admin@wilsonsports.co.th

**MANUFACTURING PLANTS**
Atomic Austria GmbH
Lackengasse 301
AT-5541 Altenmarkt
AUSTRIA
Tel. +43 6452 3900 0
Fax +43 6452 3900 12

FitzWright Co. Ltd.
5760 Production Way
Langley, B.C. V3A 4N4
CANADA
Tel. +1 604 533 7848
Fax +1 604 530 8812

Wilson Sports Equipment Canada
A division of Amer Sports Canada Inc.
85 Davy Road
P.O. Box 909
Belleville, Ontario K8N 5B6
CANADA
Tel. +1 613 966 9220
Fax +1 613 966 9366

Amer Sports UK Ltd.
Ayr Road, Irvine
Ayrshire KA12 8HG
SCOTLAND
Tel. +44 1294 316 200
Fax +44 1294 316 300

Hye Precision Co.
745 Carroll Street
P.O. Box 1589
Perry, Georgia 31069
USA
Tel. +1 478 987 0405
Fax +1 478 987 1290

Wilson Sporting Goods Co.
217 North Liberty Street
Ada, Ohio 45810
USA
Tel. +1 419 634 9901
Fax +1 419 634 4630

Wilson Sporting Goods Co.
2330 Ultra Drive
Humboldt, Tennessee 38343
USA
Tel. +1 731 784 5335
Fax +1 731 784 5338

Wilson Sporting Goods Co.
601 Central Avenue
Springfield, Tennessee 37172
USA
Tel. +1 615 384 4572
Fax +1 615 384 3336

Wilson Sporting Goods Co.
4600 Roberts Matthews Hwy
Sparta, Tennessee 38583
USA
Tel. +1 931 738 7500
Fax +1 931 738 3575

Wilson Sporting Goods Co.
303 Wilson Avenue
Tullahoma, Tennessee 37388
USA
Tel. +1 931 455 5491
Fax +1 931 455 5570

**AMER TOBACCO**
Amer Tobacco Ltd.
Amerintie 1, 04300 Tuusula
P.O. Box 12, FIN-04301 Tuusula
FINLAND
Tel. +358 9 273 011
Fax +358 9 275 5627
E-mail: atinfo@amertobacco.fi

Amer Tobacco AS
Kesk-Sõjamae 3a
EE-11415 Tallinn
ESTONIA
Tel. +372 6 271 070
Fax +372 6 271 071
E-mail: amer@amertobacco.ee

**Other addresses:**
The contact information of all Group locations and importers is kept up-to-date on the companies' websites. Contact information can also be requested by telephone (+358 9 7257 8309), by fax (+358 9 791 385) or by e-mail (amer.communications@amersports.com).

Layout: Spokesman Oy
Printed by Libris Oy

# ANNUAL GENERAL MEETING

**Annual General Meeting**

The shareholders of Amer Group Plc are hereby invited to attend the Company's Annual General Meeting to be held on Thursday, 21 March 2002 at 2:00pm at Amer Group Plc's headquarters in Helsinki, located at Mäkelänkatu 91.

Shareholders who have been entered into Amer Group Plc's shareholder register, administered by the Finnish Central Securities Depository Ltd, no later than 11 March 2002 have the right to attend the Annual General Meeting.

Notification of intended participation at the Annual General Meeting must be given to the Company no later than 4:00pm local time on 19 March 2002 either by writing to Amer Group Plc, Share Register, P.O. Box 130, FIN-00601 Helsinki, by telephone (+358-9-7257 8261/Ms Mirja Vatanen) or by e-mail: mirja.vatanen@amersports.com. Proxies should be forwarded to the above address together with notice of attendance.

**Dividend payment**

The Board of Directors proposes that a dividend of EUR 1.10 per share be paid for the 2001 financial year. Dividends will be paid to shareholders whose shares have been entered into Amer Group Plc's shareholder register, administered by the Finnish Central Securities Depository Ltd, before the record date. The record date is 26 March 2002. The Board of Directors proposes that the dividend be paid on 4 April 2002.

# INVESTMENT ANALYSTS

**In 2001 forecasts and research on Amer Group have been published by the following brokers:**

Alfred Berg Finland Oyj Ab, Helsinki
Nordea Securities Oyj, Helsinki
Cazenove & Co., London
Conventum Securities Limited, Helsinki
Danske Securities, Helsinki
D. Carnegie Ab Finland Branch, Helsinki
Enskilda Securities, Helsinki
Evli Securities, Helsinki
FIM Securities Ltd, Helsinki
Mandatum Stockbrokers Ltd, Helsinki
Opstock Securities, Helsinki
Svenska Handelsbanken Ab (Publ.), Helsinki
SG Securities Ltd, London



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1. **Serena Williams**
2. **Martina Ertl**
   2001 World Champion
3. **Barry Bonds**
   Home run record
4. **Lasse Kjus**
   Olympics 2002 medalist
5. **Justine Henin**
6. **Karine Ruby**
   2001 Triple World Champion
7. **Lindsay Davenport**
8. **Grant Dalton**
   Skipper of Amer Sports One,
   Volvo Ocean Race 2001-2002
9. **Hermann Maier**
   Overall Champion in 2000-2001
   alpine skiing World Cup
10. **Pete Sampras**
11. **Todd Martin**
12. **Padraig Harrington**
13. **Lisa McDonald**
    Skipper of Amer Sports Too,
    Volvo Ocean Race 2001-2002
14. **Stephan Eberharter**
    Olympics 2002 medalist
15. **Curt Schilling**
    Arizona Diamondbacks,
    Winner of the World Series
16. **Markus Rehrl**
17. **Venus Williams**
    2001 Wimbledon and
    US Open Champion
18. **Mike Krzyzewski**
    Coach for Duke University

**AMER GROUP PLC**
MÄKELÄNKATU 91, FIN-00610 HELSINKI
P.O. BOX 130, FIN-00601 HELSINKI
TELEPHONE +358 9 7257 800
FACSIMILE +358 9 7257 8200
WWW.AMERSPORTS.COM

DOMICILE HELSINKI
Vat No. FI01315055